Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

 OPERATIONS AND FINANCIAL CONDITION

 FOR THE SIX MONTHS ENDED JUNE 30, 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

(All figures are in United States Dollars unless otherwise specified and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).  This Management’s Discussion and Analysis of Operations and Financial Condition should be read in conjunction with the Company’s most recently issued annual consolidated financial statements for the year ended December 31, 2012 ("Consolidated Annual Financial Statements") and the Condensed Consolidated Interim Financial Statements for the three months and six months ended June 30, 2013.)

Cautionary notes regarding forward-looking statements, including estimates of Measured, Indicated and Inferred Mineral Resources and regarding Mineral Reserves and Mineral Resources follow this Management’s Discussion and Analysis of Operations and Financial Condition.

1.    CORE BUSINESS

Yamana Gold Inc. (the “Company” or “Yamana”) is a Canadian-headquartered gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company has significant properties involved in gold and other precious metal production, development, exploration and land positions throughout the Americas including Brazil, Chile, Argentina and Mexico.

The Company plans to continue to build on its current production base through existing operating mine expansions, throughput increases, development of new mines, advancement of its exploration properties and by targeting other gold consolidation opportunities with a primary focus in the Americas.

Note 34(a) Related Parties to the most recently audited Consolidated Annual Financial Statements lists Yamana’s significant subsidiaries with 100% equity interest.  The Company does not have any material off-balance sheet arrangements, except as noted in Contractual Commitments, Note 24 to the Condensed Consolidated Interim Financial Statements.

Yamana is listed on the Toronto Stock Exchange (Symbol: YRI) and the New York Stock Exchange (Symbol: AUY).

2.    HIGHLIGHTS

Financial

For the three months ended June 30, 2013

•	Revenues of $430.5 million.

•	Net loss of $7.9 million or $0.01 basic and diluted loss per share.

•	Adjusted earnings* of $50.2 million or $0.07 adjusted basic and diluted earnings per share*.

•	Mine operating earnings of $118.6 million.

•	Cash flows from operations after changes in non-cash working capital of $195.4 million.

•	Cash flows generated from operations before changes in non-cash working capital* of $150.9 million.

For the six months ended June 30, 2013

•	Revenues of $965.3 million.

•	Net earnings of $94.2 or $0.13 basic and diluted earnings per share.

•	Adjusted earnings* of $167.2 million or $0.22 adjusted basic and diluted earnings per share*.

•	Mine operating earnings of $326.7 million.

•	Cash flows from operations after changes in non-cash working capital of $369.2 million.

•	Cash flows generated from operations before changes in non-cash working capital* of $365.1 million.

 ________________________________________
* A non-GAAP measure - Refer to Section 13

Operational

For the three months ended June 30, 2013

•	Production of 295,545 gold equivalent ounces ("GEO")(a), representing a 2.4% increase over the same quarter of 2012 and 1.5% increase over the first quarter of 2013.

•	Commercial production of 287,791 GEO.

•	Production from operating mines is summarized as follows:

	For the three months ended June 30,
(In GEO)	2013	2012
Chapada	26,525	35,697
El Peñón	122,142	105,245
Gualcamayo	27,553	38,297
Jacobina	17,485	28,005
Minera Florida	26,582	23,978
Fazenda Brasileiro	18,295	16,219
Mercedes	39,226	28,900
Ernesto/Pau-a-Pique (b)	7,098	—
C1 Santa Luz (b)	656	—
Alumbrera (12.5%)	9,983	12,359
Total	295,545	288,700

•	Production of 1.9 million silver ounces.

•	Copper production from Chapada of 30.1 million pounds.

•	By-product cash costs(c) of $476 per GEO.

•
Co-product cash costs(c) of $577 per GEO, a 2% or approximately $10 per GEO decrease from the first quarter, showing the initial results of the Company's cost reduction measures initiated in May. Co-product cash cost of $1.76 per pound of copper from Chapada, representing a 7% or approximately $0.14 per pound decrease from the first quarter.

•
All-in sustaining cash costs(c) of $916 per GEO on a by-product basis and all-in sustaining cash costs of $950 per GEO on a co-product basis, a 6% or approximately $64 per GEO reduction from the first quarter of 2013.

•
Mercedes, Mexico — GEO production was 35.7% higher than 2012 second quarter production. Co-product cash costs of $363 per GEO was 27.3% lower than the second quarter of 2012. Gold and silver production was 34.0% and 56.3% higher than the second quarter of 2012, respectively.

•	El Peñón, Chile - GEO production was 16.1% higher than the second quarter of 2012.

•	Minera Florida, Chile — GEO production was 10.9% higher than the second quarter of 2012.

•	Fazenda Brasileiro, Brazil — gold production was 12.8% higher than the second quarter of 2012.

For the six months ended June 30, 2013

•	Production of 586,858 gold ounces, representing a 3.4% increase over the first six months of 2012.

•	Commercial production of 574,995 GEO, representing a 2.9% increase over the same period of 2012.

•	Production from operating mines is summarized as follows:

	For the six months ended June 30,
(In GEO)	2013	2012
Chapada	49,884	62,063
El Peñón	242,826	215,920
Gualcamayo	57,730	58,498
Jacobina	34,851	77,559
Minera Florida	60,606	48,682
Fazenda Brasileiro	35,092	30,278
Mercedes (d)	75,801	52,854
Ernesto/Pau-a-Pique (b)	11,207	—
C1 Santa Luz (b)	656	—
Alumbrera (12.5%)	18,205	21,676
Total	586,858	567,530

•	Production of 4.1 million silver ounces.

•	Copper production from Chapada of 57.5 million pounds.

•	By-product cash costs(b) of $430 per GEO.

•	Co-product cash costs(b) of $582 per GEO and of $1.76 per pound of copper from Chapada.

•	All-in sustaining cash costs(b) of $886 per GEO on a by-product basis and $982 per GEO on a co-product basis.

•
Mercedes, Mexico — GEO production was 43.4% higher and co-product cash costs per GEO was 15.0% lower than the first half of 2012. Gold and silver production was 41.3% and 68.4% higher than the first six months of 2012, respectively.

•	El Peñón, Chile - GEO production was 12.5% higher than the first six months of 2012.

•	Minera Florida, Chile — GEO production was 24.5% higher than the first six months of 2012 with new production from the tailings retreatment plant having started in September 2012.

•	Fazenda Brasileiro, Brazil — gold production was 15.9% higher than the first six months of 2012.

______________________________

(a)    GEO assumes gold plus the gold equivalent of silver using a ratio of 50:1 for all periods presented.
(b)    Commissioning production.

(c)	A non-GAAP measure - refer to Section 13.
(d)    Includes commissioning production of 8,959 GEO in January of 2012, commercial production started on February 1, 2012.

Construction and Development

•	All commissioning mines are now fully permitted.

•	Ernesto/Pau-a-Pique, Brazil — Continued with commissioning of the Ernesto mine and further development of the higher grade underground Pau-a-Pique mine and the pace of ramp-up is accelerating.

•	C1 Santa Luz, Brazil — Commenced commissioning which is expected to be completed in the third quarter of 2013. Sufficient water has been secured for continuous operations.

•	Pilar, Brazil — First gold pour occurred at the beginning of July, 2013 and completion of commissioning is expected by year end.

•
Chapada, Brazil — Development of Suruca was re-started after an evaluation of the economic impact of declining metal prices and geotechnical work began in support of the development of the new Corpo Sul area. Suruca is expected to contribute to production in 2014 and Corpo Sul after that.

•
Cerro Moro, Argentina — Development of a production ready decline and work on a full feasibility study progressed as planned. The feasibility study will provide an update to the feasibility study previously filed which supports the environmental impact assessment already approved. Definitive metallurgical test works, geotechnical and hydrology studies to support a final plant design are also in progress.

•	Gualcamayo, Argentina — Development of QDD Lower West continued for completion in the third quarter 2013.

Exploration

•	Chapada, Brazil

•
Corpo Sul — Infill drilling at Corpo Sul southwest of Chapada continues to encounter thick high grade gold-copper intercepts; a high grade core trend extends beyond the current pit and is expected to provide higher than average grade ore feed to extend the life of the mine. This will potentially increase future sustainable production targets at Chapada, as well as enhancing flexibility of the operation.

•
Arco Sul, Brazil — Drilling continues to define and upgrade mineral resources. This will create opportunity for production of concentrate that could be blended with that of Chapada or shipped in conjunction with concentrate from Chapada to utilize existing infrastructure.

•
Gualcamayo, Argentina — New extensions to Rodado deposits have been located to the northeast and southwest. The new southwest extensions will add additional ounces which will support the evaluation of alternate ore processing options.

•
Minera Florida, Chile — New structural model developed includes high grade zones. The newly developed structural model has provided exploration targets, some of which are currently being drilled and are close to historical development, which could extend mine life.

•
C1 Santa Luz, Brazil — Mineral resource expansion of the C1 Santa Luz underground deposits continue to grow and remain open in all directions. Growth of the underground mineral resources create the potential to mine from the open pit and underground concurrently - original mine plan called for successive mining.

•
Ernesto/Pau-a-Pique, Brazil — Positive results in the Upper, Middle, Lower and Bonus traps are expected to expand existing mineral resource, and indicates discovery of a potential new zone - Pontes Lacerda. These developments provide the potential for mineral resource expansion with higher quality ounces and will provide the opportunity to increase production.

•
Pilar, Brazil — Continued positive results along the 20-kilometre trend between Maria Lazarus and Caiamar. Maria Lazarus traced for 3,200 metres along strike and 900 metres down dip and dips 45-50 degrees to the west, an orientation that is very conducive for mining. The additional sources of ore for Pilar will provide flexibility to realize increased production levels.

•
Cerro Moro, Argentina — The second exploration hole of the year discovered the new Margarita structure. Trenching at Escondida Central confirmed near surface high grade ore. These developments have the potential to enhance the mineral resource base, which could positively impact future production levels.

3.    OUTLOOK AND STRATEGY

Consistent with the Company's goal in prior years, the Company continues to strive to deliver sustainable value. In doing so, the Company remains focused on cost control, operational performance and sustainable volume growth, always with a "simple to understand" objective of performing financially and maximizing cash flows. Emphasis remains on comparatively low costs to drive margins and cash flows, delivery of high quality ounces and projects while maintaining disciplined capital spending, along with our commitment to adhere to the best practices for health, safety and environmental protection.

The Company has initiated cost containment and margin reclamation initiatives to focus on quality of ounces produced measured by contribution to cash flow instead of production volume alone. These initiatives have advanced since they were announced in the second quarter. For the mines currently in commercial production, the quality of ounces will be realized through a reduction of all-in sustaining co-product cash costs initially by $100 per gold equivalent ounce (“GEO”) with a target of an additional $50 per GEO and continue to advance this objective. Cost savings are being realized through reductions in operating costs, capital expenditures, exploration costs, and general and administrative costs, in addition to other areas.

As a result of current metal prices, the cost containment and margin reclamation initiatives, and the focus on profitability and cash flow, the Company has revised its production expectations. This new expectation also accounts for the timing in the start-up and ramp-up of recently developed operations, and the re-evaluation of certain operations whose all-in sustaining co-product cash cost structure exceeds the Company average.

The Company now expects production in 2013 to be between 1.32 and 1.37 million GEO. In 2014, the Company expects to produce between 1.4 to 1.5 million GEO, and in 2015 production is expected to be in excess of 1.55 million GEO.

Production expectations include over eight million ounces of annual silver production in 2013 to 2015. Copper production at Chapada is expected to average 130 million pounds per year for 2013 through 2015.

For the balance of 2013, the cost structure is expected to improve over second quarter levels as the benefit of cost improvements are realized although the cost structure of the three new mines, as they now begin production, continues to be evaluated.

The average cost structure per GEO for the period 2014 and 2015 is expected to be below:

All-in sustaining cash costs on a by-product basis (a)	$850
All-in sustaining cash costs on a co-product basis (a)	$925
(a)    A non-GAAP measure - refer to Section 13

All-in sustaining cash costs on a by-product basis assume by-product credits based on $3.10 per pound copper.

With the Company's development projects now in commissioning, expansionary capital is expected to be significantly lower in 2014 than 2013. With the exploration successes over the past four years including the expected increase in mineral reserves and mineral resources expected at year end, the mineral resource base will allow the Company to achieve stated targets. As a result, exploration spending in 2014 is expected to significantly decline.

The Company continues to work toward the stated target of over 1.7 million GEO which it believes remains achievable with its existing producing mines. However, with an extended timetable, this further growth can more efficiently be delivered at better costs. Exploration results continue to support the higher level of sustainable production through its producing mines. Details of the exploration program year to date can be found in Section 7 Construction, Development and Exploration.

Longer-term mine plans are under evaluation based on these exploration results and are targeted to be finalized sometime before year-end and are expected to provide some potential improvements. Some of the anticipated opportunities for increased production levels include:

•	The high grade core at Corpo Sul offers the potential to increase sustainable production levels at Chapada

•	The focus at Jacobina over the next several years will be on development work related to the underground which is expected to be followed by increasing production levels

•	Continued exploration success at Ernesto which allows the Company to evaluate production at initial design levels

•
Concurrent mining of the underground zone at C1 Santa Luz instead of the initially planned successive production - after a new mineral resource of the underground is determined at year end, a feasibility study will be initiated and is expected to be completed in 2014

•	The Maria Lazarus deposit is being evaluated as an additional source of ore for Pilar with potential to positively impact production levels.

The cost containment and margin reclamation initiatives and modest revision to production expectations are consistent with the Company's established focus on profit maximization and cash flow generation, and will be followed by a returned focus on production growth. The Company believes prioritizing financial performance over production at this time is a prudent approach that will deliver value.

The Company has $1.1 billion of available cash and undrawn credit at June 30, 2013.

4.             SUMMARY OF FINANCIAL AND OPERATING STATISTICS

4.1    Financial Statistics

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Earnings per share - basic	$(0.01)	$0.06	$0.13	$0.29
Earnings per share - diluted	$(0.01)	$0.06	$0.13	$0.28
Adjusted earnings per share (i) - basic and diluted	$0.07	$0.18	$0.22	$0.43
Dividends declared per share	$0.065	$0.055	$0.130	$0.110
Dividends paid per share	$0.065	$0.055	$0.130	$0.105
Weighted average number of common shares outstanding - basic ( in thousands)	752,533	746,136	752,433	746,014
Weighted average number of common shares outstanding - diluted (in thousands)	752,533	747,438	753,291	747,397

(In thousands of United States Dollars; unless otherwise noted)
Net earnings	$(7,898)	$42,913	$94,197	$212,938
Adjusted earnings (i)	$50,181	$134,887	$167,161	$319,192
Revenues	$430,471	$535,705	$965,344	$1,095,450
Mine operating earnings	$118,646	$239,896	$326,655	$520,030
Cash flows from operating activities	$195,418	$139,213	$369,215	$427,114
Cash flows generated from operations before changes in non-cash working capital items (i)	$150,918	$240,767	$365,133	$461,183
Cash flows to investing activities	$(300,368)	$(247,177)	$(575,820)	$(503,350)
Cash flows from/(to) financing activities	$150,089	$(48,636)	$244,440	$233,546

Average realized gold price per ounce (ii)	$1,385	$1,605	$1,504	$1,651
Average realized copper price per pound (ii)	$3.05	$3.60	$3.32	$3.66
Average realized silver price per ounce (ii)	$22.55	$26.93	$26.62	$29.85
Average market gold price per ounce (iii)	$1,417	$1,611	$1,524	$1,651
Average market copper price per pound (iii)	$3.25	$3.57	$3.42	$3.67
Average market silver price per ounce (iii)	$23.22	$29.42	$26.63	$31.02

	As at
	June 30, 2013	December 31, 2012
Total assets	$11,960,854	$11,800,163
Total long-term liabilities	$3,593,059	$3,269,266
Total equity	$7,814,737	$7,861,878
Working capital	$284,117	$255,134
_____________________________

(i)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

(ii)	Realized prices based on gross sales compared to market prices for metals may vary due to infrequent shipments and depending on timing of the sales.

(iii)	Source of information: Bloomberg.

4.2    Operating Statistics

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Gold Equivalent Ounces (GEO) Production (i)
Brazil
Chapada (ii)	26,525	35,697	49,884	62,063
Jacobina	17,485	28,005	34,851	58,498
Fazenda Brasileiro	18,295	16,219	35,092	30,278
Chile
El Peñón (ii)	122,142	105,245	242,826	215,920
Minera Florida (ii)	26,582	23,978	60,606	48,682
Argentina
Gualcamayo	27,553	38,297	57,730	77,559
Alumbrera (iii)	9,983	12,359	18,205	21,676
Mexico
Mercedes (ii)(v)	39,226	28,900	75,801	43,895
Total commercial GEO production (i)	287,791	288,700	574,995	558,571
Commissioning GEO (i)(v)	7,754	—	11,863	8,959
Total GEO production (i)	295,545	288,700	586,858	567,530
By-product Cash Costs per GEO (i) (iv)
Brazil
Chapada	$(490)	$(2,207)	$(1,102)	$(1,895)
Jacobina	1,270	735	1,273	699
Fazenda Brasileiro	782	827	848	925
Chile
El Peñón (ii)	451	491	453	466
Minera Florida (ii)	915	811	819	779
Argentina
Gualcamayo	761	547	669	491
Alumbrera (iii)	(115)	711	(200)	(140)
Mexico
Mercedes	363	499	438	515
By-product cash costs per GEO produced (i) (iv)	$476	$244	$430	$265
Co-product cash costs per GEO produced (i) (iv)	$577	$536	$582	$528
Co-product cash costs per pound of copper produced (iv)	$1.88	$1.35	$1.93	$1.45

Concentrate Production
Chapada concentrate production (tonnes)	55,511	71,801	105,102	125,465
Chapada copper contained in concentrate production (millions of lbs)	30.1	40.4	57.5	70.7
Chapada co-product cash costs per pound of copper (iv)	$1.76	$1.34	$1.82	$1.41
Alumbrera attributable concentrate production (tonnes) (iii)	13,129	18,492	24,389	32,641
Alumbrera attributable copper contained in concentrate production (millions of lbs) (iii)	7.2	10.5	13.5	18.5
Alumbrera co-product cash costs per lb of copper (iii) (iv)	$2.40	$1.41	$2.40	$1.60

Gold Equivalent Ounces Breakdown
Gold ounces produced	257,608	242,692	505,846	477,223
Silver ounces produced (millions)	1.9	2.3	4.1	4.5

Sales
Total GEO sales (including 12.5% interest in Alumbrera)	278,909	271,683	570,947	553,404
- Total gold sales (ounces)	242,416	226,521	491,181	463,512
- Total silver sales (millions of ounces)	1.8	2.3	4.0	4.5

Chapada concentrate sales (tonnes)	50,728	71,656	106,554	124,421
Chapada payable copper contained in concentrate sales (millions of lbs)	26.7	37.4	55.8	64.7
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(i)
Silver production is treated as a gold equivalent. Gold equivalent ounce calculations are based on an average historical silver to gold ratio (50:1) which is used and presented solely for quarter-over-quarter comparative purposes only.

(ii)
Three- and six-month gold production for the periods ended June 30, 2013: El Peñón — 91,861 ounces and 182,016 ounces; Minera Florida — 23,962 ounces and 50,613 ounces , Chapada — 25,014 ounces and 46,736 ounces, and Mercedes — 35,701 ounces and 68,741 ounces; and three- and six-month silver production: El Peñón — 1.5 million ounces and 3.0 million ounces; Minera Florida — 0.1 million ounces and 0.5 million ounces, Chapada — 0.1 million ounces and 0.2 million ounces , and Mercedes — 0.2 million ounces and 0.4 million ounces.

(iii)	The Company holds a 12.5% interest in Alumbrera.

(iv)	A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Cash Costs.

(v)	Commissioning at Mercedes started in November 2011 and was completed February 1, 2012.

5.    OVERVIEW OF RESULTS

5.1    Overview of Financial Results

	For the three months ended		For the six months ended
(In thousands of United States Dollars; unless otherwise noted)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Revenues	$430,471	$535,705	$965,344	$1,095,450
Cost of sales excluding depletion, depreciation and amortization	(217,465)	(201,024)	(448,207)	(392,866)
Gross margin	213,006	334,681	517,137	702,584
Depletion, depreciation and amortization	(94,360)	(94,785)	(190,482)	(182,554)
Mine operating earnings	118,646	239,896	326,655	520,030
Other expenses (i)	(69,622)	(117,931)	(122,476)	(184,816)
Equity earnings from associate	(2,034)	908	(1,901)	11,852
Earnings from operations before income taxes	46,990	122,873	202,278	347,066
Income tax expense	(54,888)	(79,960)	(108,081)	(134,128)
Net earnings	$(7,898)	$42,913	$94,197	$212,938

Earnings adjustments (ii):
Non-cash unrealized foreign exchange losses on income taxes	33,389	48,691	34,530	42,716
Reorganization costs	2,518	—	2,518	—
Non-cash unrealized gains on derivatives	—	(416)	—	(134)
Share-based payments/mark-to-market of deferred share units	(5,134)	6,494	(1,981)	12,328
Deferred income tax expense on translation of intercompany debt	(414)	(4,459)	(136)	(2,736)
Impairment of investment in available-for-sale securities and other assets	31,636	42,605	40,954	56,081
Other losses	—	—	1,377	—
Adjusted earnings before income tax effect	54,097	135,827	171,459	321,193
Income tax effect of adjustments	(3,916)	(941)	(4,298)	(2,001)
Adjusted earnings (ii)	$50,181	$134,887	$167,161	$319,192
Earnings per share - basic	$(0.01)	$0.06	$0.13	$0.29
Earnings per share - diluted	$(0.01)	$0.06	$0.13	$0.28
Adjusted earnings per share (ii) - basic and diluted	$0.07	$0.18	$0.22	$0.43
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(i)
For the three- and six-month periods, Other Expenses is the aggregate of the following expenses: general and administrative of $37.9 million and $74.6 million (2012- 36.6 million and $69.6 million), exploration and evaluation of $7.8 million and $14.7 million (2012- $14.4 million and $27.6 million ), other operating expenses of $21.0 million and $23.1 million (2012- $47.0 million and $56.0 million) and net finance expense of $3.0 million and $10.0 million (2012- expense $19.9 million and $31.6 million).

(ii)
A cautionary note regarding non-GAAP measures and their respective reconciliations are included in Section 13 including a discussion and definition of Adjusted Earnings and Adjusted Earnings per Share.

Impairment Review

The decline in metal prices towards the latter half of the second quarter of 2013 was an indicator of potential impairment. The Company performs impairment testing annually and when impairment indicators are present. Impairment testing is performed using life of mine after-tax cash flow projections, which incorporate reasonable estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, exploration potential, future operating costs, capital expenditures, inflation and long-term foreign exchange rates.

Based on its assessment during the second quarter of potential impairments, the Company has concluded that there are no impairment charges in respect to its mineral interests as at June 30, 2013.  The Company believes that adverse changes in metal price assumptions would partially be offset by other inputs that would result in lower costs and updated mine plans.  The Company will re-assess potential impairments from time to time particularly at higher risk operations including Alumbrera.

For the three months ended June 30, 2013

Net loss for the second quarter was $7.9 million or $0.01 per share on a basic and diluted basis, compared with net earnings of $42.9 million or basic and diluted earnings per share of $0.06 for the three months ended June 30, 2012. Adjusted earnings were $50.2 million or $0.07 basic and diluted earnings per share in the second quarter, compared with $134.9 million or $0.18 per share in the second quarter of 2012. Lower net earnings and adjusted earnings were attributed mainly to lower realized commodity prices combined with inflationary impacts on costs and equity losses from the Company's 12.5% of interest in Alumbrera. The decline in metal prices accounts for a decline in earnings and adjusted earnings of approximately $0.12 per share.

Revenues were $430.5 million in the quarter compared with $535.7 million in the second quarter of 2012. Mine operating earnings were $118.6 million, compared with $239.9 million in second quarter of 2012.  Lower revenues and mine operating earnings were due to lower metal prices and lower copper concentrate sales volume partly offset by higher volume of gold sales. Higher cost of sales, including depletion, depreciation and amortization expenses, was mainly related to higher sales volumes of gold and higher cash costs on a co-product basis.

Revenues for the second quarter were generated from the sale of 233,714 ounces of gold, 1.8 million ounces of silver and 26.7 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 223,279 ounces of gold, 2.3 million ounces of silver and 37.4 million pounds of copper in the three months ended June 30, 2012.

The average realized gold price in the second quarter of 2013 was $1,385 per ounce versus $1,605 per ounce in the same quarter of 2012, a decrease of 14%, the average realized copper price was $3.05 per pound versus $3.60 per pound in the second quarter of last year, a decrease of 15%, and the average realized silver price was $22.55 per ounce compared to $26.93 per ounce in the second quarter of 2012, representing a decrease of 16%.

Revenues for the year are comprised of the following:

For the three months ended June 30,	2013				2012
(In thousands of United States Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Price	Revenues	Revenues
Gold (i)	233,714	oz	$1,385	323,667	$358,383
Silver	1,824,658	oz	$22.55	41,143	60,820
Total precious metals	270,207	GEO		364,810	419,203
Copper (i)	26,749,522	lbs	$3.05	81,582	134,702
Gross Revenues				446,392	$553,905
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				(3,695)	$(7,970)
- Sales taxes				(7,583)	(8,706)
- Metal price adjustments related to concentrate revenues				(5,618)	(2,223)
- Other adjustments				975	699
Revenues				430,471	$535,705
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(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Alumbrera which is accounted for as an equity investment.

Cost of sales excluding depletion, depreciation and amortization for second quarter of 2013 was $217.5 million compared with $201.0 million in same period of 2012 and $230.7 million for the first quarter of 2013. Cost of sales excluding depletion, depreciation and amortization is higher compared to the same period in 2012 is due to the increased volume of gold sales and higher cash costs as a result of inflationary pressures in the countries where the Company operates. Cost of sales excluding depletion, depreciation and amortization compared to the first quarter of 2013 is lower mainly due to the cost containment initiatives undertaken by the Company.

The following table provides a reconciliation of the co-product cash costs to the cost of sales excluding depletion, depreciation and amortization for the year:

	2013				2012
For the three months ended June 30,	GEO or Pounds of Copper Produced		Co-product Cash Cost per Unit
(In thousands of United States Dollars; unless otherwise noted)				Total	Total
Chapada — GEO	26,525	oz	$421	$11,162	$10,798
Chapada — Copper	30,124,624	lbs	1.76	52,874	54,021
El Peñón — GEO	122,142	oz	451	55,087	51,636
Jacobina	17,485	oz	1,270	22,199	20,571
Gualcamayo	27,553	oz	761	20,979	20,953
Minera Florida — GEO	26,582	oz	915	24,318	19,445
Fazenda Brasileiro	18,295	oz	782	14,304	13,408
Mercedes — GEO	39,226	oz	363	14,240	14,432
Co-product cash cost of sales (i)				$215,163	$205,264
Add (deduct):
- Inventory movements and adjustments				1,838	1,078
- Chapada concentrate treatment and refining charges				(6,420)	(7,970)
- Commercial & other costs				3,597	(1,937)
- Overseas freight for Chapada concentrate				3,287	4,589
Cost of sales excluding depletion, depreciation and amortization				$217,465	$201,024
______________________________

(i)	Silver ounces reported are gold equivalent ounces for El Peñón, Minera Florida, Chapada and Mercedes.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Depletion, depreciation and amortization (“DDA”) expense for the quarter was $94.4 million, compared to $94.8 million in the second quarter of 2012.

Other expenses as an aggregate of general and administrative, exploration and evaluation, other operating and net finance expenses were $69.6 million in the quarter, compared to $117.9 million in the three months ended June 30, 2012. The net decrease in other expenses is detailed below:

General and administrative expenses were $37.9 million in the second quarter compared to $36.6 million in the same quarter of 2012.  It is expected that general and administrative expenses will decrease in the third quarter from cost containment initiatives undertaken by the Company in the second quarter.

Exploration and evaluation expenses were $7.8 million, compared to $14.4 million incurred in the second quarter of 2012.

Other operating expenses were $21.0 million in the quarter compared to $47.0 million in the second quarter of 2012, mainly due to lower impairment charges of available-for-sale financial assets, which accounted for $22.8 million in the second quarter of 2013 compared to $39.0 million in the second quarter of 2012, partially offset by re-organization costs related to the expenditure reduction initiative.

Net finance expense was $3.0 million for the quarter compared with net finance expense of $19.9 million in the second quarter of 2012.  Lower net finance expense was mainly due to an unrealized foreign exchange gain in second quarter of 2013 compared to foreign exchange loss in the same quarter of 2012 and capitalized interest of $11.5 million compared to $6.7 million in the prior year quarter. The amount of interest capitalized in future quarters will decrease as the construction projects reach commercial production.

Equity losses from associate of $2.0 million for the quarter compared with earnings of $0.9 million in the second quarter of 2012 were mainly due to lower revenues as a result of lower metal prices in spite of higher sales volume of concentrate and due to mining in lower grade areas. Cash dividends from the Company’s equity investment in Alumbrera during the quarter were $7.8 million compared to $nil in 2012.

The Company recorded an income tax expense of $54.9 million in the second quarter of 2013 compared to $80.0 million in the same quarter of 2012.  The income tax provision for the second quarter of 2013 reflects a current income tax recovery of $1.3 million compared to tax expense of $55.0 million in the same quarter of 2012, and a deferred income tax expense of $56.2 million compared to tax expense of $24.9 million. During the quarter the Brazilian Real and Argentinean Peso devalued significantly against the US Dollar. As a result for local purposes, an additional $35.3 million relating to unrealized foreign exchange gain was recorded in the deferred tax expense. The impact of these foreign exchange movements on taxes are non-cash and as such excluded from adjusted earnings. The adjusted tax rate for the second quarter of 2013 was 32.1% compared to 26.2% for the second quarter of 2012. See Note 29 to the Condensed Consolidated Interim Financial Statements for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense.

Cash and cash equivalents as at June 30, 2013 were $379.8 million compared to $349.6 million as at December 31, 2012.  Cash flows generated from operations before changes in non-cash working capital items (a non-GAAP measure, see Section 13) for the quarter ended June 30, 2013 were $150.9 million, lower than the $240.8 million generated for same period of 2012. Lower cash flows generated from operations were due to the decline in metal prices.  Cash flows from operations after taking into effect changes in working capital items for the period ended June 30, 2013 were inflows of $195.4 million, compared to inflows of $139.2 million for the quarter ended June 30, 2012, which reflects a decrease in trade receivable related to sales of concentrate and metals.

During the quarter, the Company issued senior debt notes for a total of $300.0 million and repaid in full the $100.0 million previously drawn down from its revolving credit facility. As at June 30, 2013, the Company had $1.1 billion in available funds to continue to invest in future growth.

For the six months ended June 30, 2013

Net earnings for the first half of 2013 were $94.2 million or $0.13 per share on a basic and diluted basis, compared with net earnings of $212.9 million or basic and diluted earnings per share of $0.29 and $0.28, respectively, for the six months ended June 30, 2012. Adjusted earnings were $167.2 million or $0.22 basic and diluted earnings per share in the first six months of 2013, compared with $319.2 million or $0.43 per share in the same period of 2012. Lower net earnings and adjusted earnings were attributed mainly to the decline in metal prices combined with inflationary impacts on costs and equity losses from the Company's 12.5% of interest in Alumbrera.

Revenues were $965.3 million in the first half of 2013 compared with $1.1 billion in the same period of 2012. Mine operating earnings were $326.7 million, compared with $520.0 million in first half of 2012.  Lower revenues and mine operating earnings were due to lower metal prices and lower copper concentrate sales volumes partly offset by higher volume of gold sales. Higher cost of sales, including depletion, depreciation and amortization expenses, was mainly related to higher sale volumes of gold and higher cost inflation.

Revenues for the first six months of 2013 were generated from the sale of 474,972 ounces of gold, 4.0 million ounces of silver and 55.8 million pounds of copper, excluding Alumbrera which is accounted for as an equity investment. This compares to sales, excluding Alumbrera, of 452,042 ounces of gold, 4.5 million ounces of silver and 64.7 million pounds of copper in the first six months of 2012.

The average realized gold price in the first six months of 2013 was $1,504 per ounce versus $1,651 per ounce, a 9% decrease in the same period of 2012; the average realized copper price was $3.32 per pound versus $3.66 per pound, a 9% decrease in the same half of 2012; and the average realized silver price was $26.62 per ounce compared to $29.85 per ounce, a 11% decrease in the first six months of 2012 compared to the same period of 2012.

Revenues for the year are comprised of the following:

For the six months ended June 30,	2013				2012
(In thousands of United States Dollars; unless otherwise noted)	Quantity Sold (ii)		Realized Price	Revenues	Revenues
Gold (i)	474,972	oz	$1,504	$714,431	$746,147
Silver	3,988,297	oz	$26.62	106,156	134,146
Total precious metals	554,738	GEO		820,587	880,293
Copper (i)	55,837,547	lbs	$3.32	185,611	236,648
Gross Revenues				$1,006,198	$1,116,941
Add (deduct):
- Treatment and refining charges of gold and copper concentrate				$(12,201)	$(12,755)
- Sales taxes				(16,219)	(18,303)
- Metal price adjustments related to concentrate revenues				(12,993)	12,115
- Other adjustments				559	(2,548)
Revenues				$965,344	$1,095,450
______________________________

(i)	Includes payable copper and gold contained in concentrate.

(ii)	Excludes Alumbrera which is accounted for as an equity investment.

Cost of sales excluding depletion, depreciation and amortization for the first six months of 2013 was $448.2 million compared with $392.9 million in same period of 2012 due to the increased volume of gold sales and higher cash costs as a result of inflationary pressures in the countries where the Company operates.

The following table provides a reconciliation of the co-product cash costs to the cost of sales excluding depletion, depreciation and amortization for the year:

	2013				2012
For the six months ended June 30,	GEO or Pounds of Copper Produced		Co-product Cash Cost per Unit
(In thousands of United States Dollars; unless otherwise noted)				Total	Total
Chapada — Gold	49,884	oz	$441	$21,987	$19,965
Chapada — Copper	57,486,087	lbs	1.82	104,856	99,789
El Peñón — Gold	242,826	oz	453	110,029	100,547
Jacobina	34,851	oz	1,273	44,353	40,880
Gualcamayo	57,730	oz	669	38,596	38,081
Minera Florida — Gold	60,606	oz	819	49,624	37,914
Fazenda Brasileiro	35,092	oz	848	29,749	27,993
Mercedes — Gold	75,801	oz	438	33,221	27,227
Co-product cash cost of sales (ii)				$432,415	$392,396
Add (deduct):
- Inventory movements and adjustments				12,781	3,390
- Chapada concentrate treatment and refining charges				(14,927)	(12,755)
- Commercial & other costs				10,996	2,326
- Overseas freight for Chapada concentrate				6,942	7,509
Cost of sales excluding depletion, depreciation and amortization				$448,207	$392,866
______________________________

(i)	Silver ounces reported are gold equivalent ounces for El Peñón, Minera Florida, Chapada and Mercedes.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

Depletion, depreciation and amortization (“DDA”) expense for the first six months of 2013 was $190.5 million, compared to $182.6 million in the same period of 2012. The increase in DDA is due to higher volume of gold.

Other expenses as an aggregate of general and administrative, exploration and evaluation, other operating and net finance expenses were $122.5 million in the six months ended June 30, 2013, compared to $184.8 million in the six months ended June 30, 2012. The net decrease in other expenses is detailed below:

General and administrative expenses were $74.6 million in the first half of 2013 compared to $69.6 million in the six months ended June 30, 2012.  It is expected that general and administrative expenses will decrease in the second half of the year due to the cost containment initiatives introduced in May.

Exploration and evaluation expenses were $14.7 million, compared to $27.6 million incurred in the first half of 2012.

Other operating expenses were $23.1 million in the quarter compared to $56.0 million in the second quarter of 2012, mainly due to lower impairment charges of available-for-sale financial assets, partially offset by re-organization costs related to the expenditure reduction initiative.

Net finance expense was $10.0 million for the first six months of 2013 compared with net finance expense of $31.6 million in the same period of 2012.  Lower net finance expense was mainly due to higher unrealized foreign exchange gains.

Equity losses from associate were $1.9 million for the first half of 2013 compared with earnings of $11.9 million in the same period of 2012, mainly due to lower revenues as a result of lower metal prices in spite of higher sales volume of concentrate and gold. Cash dividends from the Company’s equity investment in Alumbrera during the first six months of 2013 were $12.4 million compared to $nil in 2012.

The Company recorded an income tax expense of $108.1 million in the first half of 2013 compared to $134.1 million in the same period of 2012.  The income tax provision for the first six months ended June 30, 2013 reflects a current income tax expense of $50.9 million compared to tax expense of $114.8 million in the same period of 2012, and a deferred income tax expense of $57.2 million compared to tax recovery of $19.3 million. The adjusted tax rate for the first six months of 2013 was 30.3% compared to 26.2% for the same period of 2012.

-------    5.2    Overview of Operating Results

For the three months ended June 30, 2013

Total production for the Company of 295,545 gold equivalent ounces ("GEO") increased by 2.4% from the second quarter of 2012. Total production consists of 257,608 ounces of gold and 1.9 million ounces of silver for the quarter, representing an increase of 6% in gold production and a decrease of 18% in silver production over the same quarter of 2012. Total production included the Company’s attributable production from the Alumbrera mine of 9,983 ounces of gold and production during commissioning from Ernesto/Pau-a-Pique and C1 Santa Luz of 7,754 ounces of gold. This compares with total production of 288,700 GEO, which consists of 242,692 ounces of gold and 2.3 million ounces of silver in the quarter ended June 30, 2012.

Commercial production for the second quarter comprises 287,791 GEO compared with 288,700 GEO produced in the second quarter of 2012. Total commercial production consists of 249,854 of gold and 1.9 million ounces of silver, representing a 3% increase in gold production and an 18% decrease in silver production over the commercial production of 242,692 ounces of gold and 2.3 million ounces of silver in the same quarter of 2012. The increase in gold production was mainly due to the increased production from El Peñón, Mercedes, Minera Florida and Fazenda Brasileiro, partly offset by the setback in production at Jacobina and lower production at Chapada, Gualcamayo and Alumbrera. Lower silver production was due to planned lower silver ore grades, and lower recovery rates at El Peñón the current quarter compared to the prior year quarter.

By-product cash costs (a non-GAAP measure, see Section 13) for the second quarter of 2013 averaged $476 per GEO, compared with $244 per GEO in the prior year quarter. By-product cash costs were impacted by lower copper credit contribution from Chapada and Alumbrera due to the decline in the copper price and lower copper sales volume from Chapada. The average market price for copper in the second quarter of 2013 was 7% lower than the average of the same quarter in 2012. Additionally, planned lower gold grades at certain mines and higher input costs during the period also impacted costs compared to the three months ended June 30, 2012. By-product cash costs for the second quarter of 2013 exceeded the Company's previous guidance for a 2013 year-average of below $365 per GEO, which assumed a copper price of $4.00 per pound compared to average market price for the second quarter of $3.25 per pound. By-product all-in sustaining cash costs (a non-GAAP measure, see Section 13) were $916 per GEO for the second quarter of 2013 and $856 per GEO for the first quarter of 2013, an 7% increase mainly due a 10% decline in copper prices.

Co-product cash costs (a non-GAAP measure, see Section 13) for the second quarter averaged $577 per GEO (June 30, 2012 - $536 per GEO), representing a 2% decrease from the first quarter of 2013 and co-product all-in sustaining cash costs (a non-GAAP measure, see Section 13) were $950 per GEO for the second quarter of 2013 representing a decline of $64 per GEO or 6% from co-product all-in sustaining cash costs of $1,014 per GEO in the first quarter of 2013 showing the initial results of the Company's cost reduction measures initiated in May.

Copper production for the quarter was 30.1 million pounds from the Chapada mine, compared with 40.4 million pounds for same quarter of 2012. Chapada copper production was lower primarily as a result of expected lower copper grade, recovery rate and lower throughput compared with the second quarter of 2012. A total of 7.2 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 10.5 million pounds for the quarter ended June 30, 2012 mainly due to lower grade. Total copper production for the second quarter of 2013 was 37.3 million pounds, compared with 50.9 million pounds in the second quarter of 2012.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 13) averaged $1.76 per pound from the Chapada mine, representing a 7% decrease from the first quarter of 2013. Co-product cash costs were $1.34 per pound of copper from Chapada in the same quarter of 2012. Co-product cash costs per pound of copper for the quarter including the Company’s interest in the Alumbrera mine were $1.88 per pound versus $1.35 per pound for the second quarter of 2012.

For the six months ended June 30, 2013

Total production for the Company of 586,858 GEO increased by 3.4% from the first half of 2012. Total production for the first six months of the year consists of 505,846 ounces of gold and 4.1 million ounces of silver, representing an increase of 6% in gold production and a 10% decrease in silver production over the period of 2012. Total production included the Company’s attributable production from the Alumbrera mine of 18,205 ounces of gold and production during commissioning of Ernesto/Pau-a-Pique and C1 Santa Luz of 11,863 ounces of gold, compared with total production of 567,530 GEO, which consists of 477,223 ounces of gold and 4.5 million ounces of silver, including commissioning production of 8,201 ounces of gold and 37,912 ounces of silver from Mercedes in the six months ended June 30, 2012.

Commercial production for the first six month of the year consists of 574,995 GEO compared with 558,571 GEO produced in the first six months of 2012. Commercial production for the six months consists of 493,983 ounces of gold and 4.1 million ounces of silver, representing a 5% increase in gold production and a 9% decrease in silver production over the commercial production of 469,022 ounces of gold and 4.5 million ounces of silver in the same quarter of 2012. The increase in gold production was mainly due to increased production from El Peñón, Mercedes, Minera Florida and Fazenda Brasileiro, partially offset by the setback in production at Jacobina and slower production ramp-ups at Chapada and Gualcamayo, and lower production from Alumbrera.

By-product cash costs (a non-GAAP measure, see Section 13) for the six months averaged $430 per GEO, compared with $265 per GEO in the same period of 2012. By-product cash costs were impacted by lower copper market prices, lower copper credit contribution by Chapada due to lower copper sales volume, planned lower gold grades at certain mines and higher input costs during the period. The average market price for copper in the first half of 2013 was 7% lower than the average of the first half of 2012. By-product cash costs for the first half of 2013 exceeded the Company's previous guidance for a 2013 year-average of below $365 per GEO, which assumed a copper price of $4.00 per pound compared to average market price for the first six months of $3.42 per pound and the Company's average realized price of $3.32 per pound. All-in sustaining cash costs (a non-GAAP measure, see Section 13) were $886 per GEO on a by-product basis.

Co-product cash costs (a non-GAAP measure, see Section 13) for the first six months of the year were $582 per GEO compared with $528 per GEO in the first half of 2012. All-in sustaining cash costs (a non-GAAP measure, see Section 13) of $982 per GEO on a co-product basis.

Copper production for the first six months of the year was 57.5 million pounds from the Chapada mine, compared with 70.7 million pounds for same period of 2012. Chapada copper production was lower primarily as a result of expected lower copper grade and recovery rate compared with the first half of 2012. Additionally, 13.5 million pounds of copper produced from Alumbrera were attributable to the Company, compared with 18.5 million pounds for the six months ended June 30, 2012. Total copper production for the first half of 2013 was 70.9 million pounds, compared with 89.2 million pounds in the first six months of 2012.

Co-product cash costs per pound of copper (a non-GAAP measure, see Section 13) averaged $1.82 per pound from the Chapada mine in the first half of 2013, compared with $1.41 per pound in the six months ended June 30, 2012. Co-product cash costs per pound of copper for the six months including the Company’s interest in the Alumbrera mine were $1.93 per pound versus $1.45 per pound for the six-month period ended June 30, 2012.

6.    OPERATING MINES

CHAPADA, BRAZIL

	Three months ended		Six months ended
Operating Statistics	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production
Concentrate (tonnes)	55,511	71,801	105,102	125,465
Gold contained in concentrate (ounces)	25,014	33,712	46,736	58,253
Silver contained in concentrate (ounces)	75,595	99,228	157,407	190,500
GEO contained in concentrate production (ounces) (i)(ii)	26,525	35,697	49,884	62,063
Copper contained in concentrate (millions of pounds)	30.1	40.4	57.5	70.7

By-product cash costs per GEO produced (i)	$(490)	$(2,207)	$(1,102)	$(1,895)
Co-product cash costs per GEO produced (i)	$421	$302	$441	$322
Co-product cash costs per pound of copper produced (i)	$1.76	$1.34	$1.82	$1.41

Ore mined (tonnes)	5,180,543	5,988,329	9,684,625	10,176,451
Ore processed (tonnes)	5,016,383	5,802,649	10,124,902	10,290,146

Gold feed grade (g/t)	0.26	0.30	0.25	0.29
Copper feed grade (%)	0.34	0.38	0.33	0.37
Concentrate grade - gold (g/t)	14.02	14.60	13.83	14.44
Concentrate grade - copper (%)	24.62	25.53	24.81	25.56

Gold recovery rate (%)	59.6	59.8	57.9	59.7
Copper recovery rate (%)	80.2	83.3	78.7	83.6

Sales (ii)
Concentrate (tonnes)	50,728	71,656	106,554	124,421
Payable gold contained in concentrate (ounces)	20,628	34,352	44,692	59,549
Payable silver contained in concentrate (ounces)	27,708	74,751	68,586	113,383
Payable copper contained in concentrate (millions of pounds)	26.7	37.4	55.8	64.7

Depletion, depreciation and amortization
Per GEO sold	$110	$61	$100	$66
Per copper pound sold	$0.35	$0.23	$0.33	$0.25
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

(ii)	Quantities sold include quantity adjustment on provisional and final invoice settlements.

Chapada produced a total of 26,525 GEO, which consists of 25,014 ounces of gold and 75,595 ounces of silver, contained in concentrate in the second quarter of 2013 compared with 35,697 GEO, which consists of 33,712 ounces of gold and 99,228 ounces of silver contained in concentrate in the same quarter of 2012. Chapada copper production was 30.1 million pounds in the quarter compared with production of 40.4 million pounds of copper in the second quarter of 2012.

Production for the quarter was lower than the second quarter of 2012 as a result of the anticipated lower grades and recovery rates for 2013 relative to 2012 and impacted by a liner change in the quarter. Similar to previous years, production from Chapada is expected to be higher in the second half of 2013.  Production for the quarter was 13.6% higher than the first quarter of 2013.

By-product cash costs for the quarter were negative $490 per GEO, compared with negative $2,207 per GEO for the same quarter in 2012.  Lower by-product cash costs credit per GEO was mainly due to the effect of lower copper sales volume and lower copper prices in the second quarter of 2013 compared to 2012.

Co-product cash costs were $421 per GEO in the second quarter, compared to $302 per GEO in the same quarter of 2012.  Co-product cash costs were 9% lower than $463 per GEO in the first quarter of 2013. Co-product cash costs for copper were $1.76 per pound in the second quarter versus $1.34 per pound in the same quarter of 2012.

Chapada revenues for the quarter net of sales taxes and treatment and refining costs were $100.0 million (Q2 2012 - $177.7 million).  Revenues included mark-to-market adjustments and provisional pricing settlements in the quarter of negative $5.6 (Q2 2012 - negative $2.2 million).

Work continued on Suruca, the gold-only satellite deposit, which is expected to support additional production at Chapada’s operations. Given the current commodity price environment, some capital spending at Suruca will be realigned to reflect this environment. However, production in 2014 is expected to reflect some contribution from Suruca.

Drilling continued at Corpo Sul's gold and copper deposit at the southwest end of the ore body of Chapada with mineral resources of higher average grade cores especially near the current Chapada pit.  These new discoveries led to a pre-feasibility study that was completed in late 2012.  A feasibility study is in progress to be completed in late 2013. Development work was restarted and geotechnical work began in support of the development of the new Corpo Sul area. Infill drilling at Corpo Sul supports the view that ore from this deposit will be higher grade in both copper and gold and thereby, when blended with ore from the main pit, should increase overall gold and copper production at the main Chapada plant.

With the first mineral resource being declared and continued exploration success, Arco Sul is being assessed as a potential source of gold concentrate for Chapada given the proximity to and synergies of shipping and smelting. While Arco Sul is comparatively small, the Company has considered that the well-established logistics, infrastructure and transportation systems for Chapada may be utilized to deal with concentrate produced at Arco Sul and production from Arco Sul will contribute to overall Chapada production.

EL PEÑÓN, CHILE

	Three months ended		Six months ended
Operating Statistics	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production
GEO production (ounces) (i)	122,142	105,245	242,826	215,920
Gold production (ounces)	91,861	68,275	182,016	141,017
Silver production (ounces)	1,514,057	1,848,501	3,040,508	3,745,105

Co-product cash costs per gold equivalent ounce produced (ii)	$451	$491	$453	$466

Ore mined (tonnes)	332,941	352,273	680,718	693,335
Ore processed (tonnes)	356,607	355,132	717,984	690,874

Gold feed grade (g/t)	8.66	6.32	8.52	6.74
Silver feed grade (g/t)	187.09	194.34	181.72	202.90

Gold recovery rate (%)	92.6	94.1	92.8	93.8
Silver recovery rate (%)	71.2	82.5	72.8	82.7

Sales
GEO sales	118,977	104,872	236,533	212,883
Gold (ounces)	89,080	68,162	176,717	139,093
Silver (ounces)	1,494,836	1,835,548	2,990,811	3,689,523

Depletion, depreciation and amortization per GEO sold	$249	$316	$246	$311
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

El Peñón produced 122,142 GEO, which consists of 91,861 ounces of gold and 1.5 million ounces of silver in the second quarter, compared to 105,245 GEO, which consists of 68,275 ounces of gold and 1.8 million ounces of silver in the same quarter of 2012, representing a 16% increase in production quarter-over-quarter. Production for the quarter was also 1.2% higher than the first quarter of 2013.

Production increased mainly as a result of higher gold feed grade, partially offset by lower silver feed grade and lower silver recovery rate.  The amount of ore feed to the mill from the higher gold grade areas of the Aleste-Bonanza zone in the quarter resulted in lower silver recoveries.  Future silver recoveries will vary according to the blending of ore being fed to the mill, expecting an improvement in the second half as result of the planned feed. While gold feed grade and recovery rate are expected to continue at the current levels, silver recovery rate is expected to improve in the second half of 2013, according to the mine plan.

Co-product cash costs were $451 per gold ounce, representing a decrease by 8% from $491 per gold ounce in the second quarter of 2012. The decrease in co-product cash costs per GEO was mainly due to higher gold feed grades.

Exploration has been ongoing at El Peñón for 20 years, which has a long track record of replacement of ounces mined. The new discoveries at Dorada Sur and Dorada Oeste, Fortuna Este and Bonanza West are being advanced to mineable mineral reserves in the near term. This is expected to return near surface gold and silver values, improve production and provide mining flexibility for a sustainable production levels. Development has continued at Pampa Augusta Victoria underground and the open-pit mobilization started in the latter half of the second quarter.  Pre-stripping work is scheduled to start at the beginning of the third quarter of 2013.

GUALCAMAYO, ARGENTINA

	Three months ended		Six months ended
Operating Statistics	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production
Gold production (ounces)	27,553	38,297	57,730	77,559

Co-product cash costs per gold ounce produced (i)	$761	$547	$669	$491

Ore mined (tonnes)	1,621,066	2,431,294	1,675,625	4,501,390
Ore processed (tonnes)	1,915,698	1,977,398	3,708,921	4,075,402

Gold feed grade (g/t)	0.51	0.90	0.59	0.88
Gold recovery rate (%)	87.2	71.6	83.4	69.8

Sales
Gold sales (ounces)	27,770	33,832	56,300	73,709

Depletion, depreciation and amortization per gold ounce sold	$453	$383	$452	$359
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Gualcamayo produced 27,553 ounces of gold in the second quarter, lower than the 30,177 ounces of production in the first quarter and compares with 38,297 ounces produced in the second quarter of 2012.  Lower production was the result of lower feed grade from stockpiled ore, partly offset by higher recovery. Ore processed also declined slightly as compared to the comparable quarter. The mining operations at Gualcamayo are transitioning from QDD Main Phase II to Phase III with current production sourcing primarily from stockpiled material of Phase II being placed in the new Valle Norte heap leach pad. As this transition is completed, production at Gualcamayo is expected to increase for the balance of the year.

Co-product cash costs were $761 per ounce in the quarter ended June 30, 2013 compared with $547 per ounce in the second quarter of 2012.  Inflationary pressures on labour and consumable costs, lower grade and re-handling of waste costs resulted in higher co-product cash costs.

Underground development of QDD Lower West continues to advance for project completion in the third quarter of 2013.  Full ramp-up of Gualcamayo’s expansions will add production from QDD Lower West ("QDDLW") underground and AIM open-pit deposits.

The continued exploration success of QDDLW which is expected to result in increases to the mineral resources in 2013 has led to the initiation of a conceptual study on the options for processing these newly discovered ounces. The study is expected to be completed in 2013.

MERCEDES, MEXICO (i)

	Three months ended		Six months ended
Operating Statistics	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production
Commercial GEO production (ii)	39,226	28,900	75,801	43,895
Commissioning GEO production	—	—	—	8,959
Total GEO production	39,226	28,900	75,801	52,854
Commercial gold production (ounces)	35,701	26,646	68,741	40,461
Commissioning gold production (ounces)	—	—	—	8,201
Total gold production (ounces)	35,701	26,646	68,741	48,662
Commercial silver production (ounces)	176,205	112,729	353,006	171,704
Commissioning silver production (ounces)	—	—	—	37,912
Total silver production (ounces)	176,205	112,729	353,006	209,616

Co-product cash costs per GEO produced (iii)	$363	$499	$438	$515

Ore mined (tonnes)	175,361	138,577	327,351	238,771
Ore processed (tonnes)	164,422	151,425	329,544	287,488

Gold feed grade (g/t)	6.74	5.53	6.64	5.70
Silver feed grade (g/t)	90.61	70.63	88.35	76.78

Gold recovery rate (%)	94.5	94.9	94.8	94.4
Silver recovery rate (%)	34.4	30.8	36.5	29.7

Sales
GEO sales	37,593	28,760	79,749	57,801
Gold (ounces)	34,083	26,416	72,129	53,003
Silver (ounces)	175,514	117,189	381,013	239,881

Depletion, depreciation and amortization per GEO sold	$267	$405	$253	$253
______________________________

(i)	Mercedes was under construction in 2011. Commissioning of the mine started in November 2011 and was completed February 1, 2012.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Production of 39,226 GEO in the second quarter consisted of 35,701 ounces of gold and 176,205 ounces of silver, compared with 28,900 GEO, which consists of 26,646 ounces of gold and 112,729 ounces of silver in the second quarter of 2012, representing increases of GEO production by 36%. Production for the quarter was also 7.2% higher than the first quarter of 2013.

Co-product cash costs of $363 per GEO were 27% lower than $499 in the same quarter of 2012, and 30% lower than $519 per GEO in the first quarter of 2013. Higher feed grades of gold and silver contributed to lower co-product cash costs.

All operating measures at Mercedes have shown improvement over the second quarter of 2012, notably, gold feed grade increased by 22% and silver feed grade increased by 28%, silver recovery rate increased by 10% and tonnage of ore processed increased by 9% over the same quarter of 2012.

Development continues at the Barrancas zone with the higher grade Lagunas Norte vein, one of the newest discoveries at the mine, which started production from flat-lying ore in the third quarter of 2012.  Confirmation of the width and grades of mineralization by infill drilling at Lupita and the recent discovery of high-grade mineralization at Rey de Oro that may be amenable to underground mining methods, are expected to continue growth of the measured and indicated mineral resources that should extend mine life, maintain higher throughput and sustainable production levels.

JACOBINA, BRAZIL

	Three months ended		Six months ended
Operating Statistics	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production
Gold production (ounces)	17,485	28,005	34,851	58,498

Co-product cash costs per gold ounce produced (i)	$1,270	$735	$1,273	$699

Ore mined (tonnes)	385,517	528,969	798,551	1,053,507
Ore processed (tonnes)	384,614	523,603	799,340	1,050,368

Gold feed grade (g/t)	1.55	1.75	1.50	1.84

Gold recovery rate (%)	90.8	95.1	90.2	94.1

Sales
Gold (ounces)	19,350	27,852	40,068	57,558

Depletion, depreciation and amortization per gold ounce sold	$393	$437	$486	$401
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Gold production at Jacobina was 17,485 ounces in the second quarter, compared with 28,005 ounces produced in the same quarter of 2012.  Higher dilution resulting from insufficient development work, as well as lower feed grade and lower recovery rate, impacted production in the quarter.

Co-product cash costs were $1,270 per ounce for the second quarter compared with $735 per ounce in the second quarter of 2012. Co-product cash costs reflect the reduced production volume in the quarter but are expected to return to levels of approximately $800-$850 per ounce.

The Company has initiated a plan to permanently reduce costs and once fully executed will return the focus to the production growth objectives at Jacobina. The objective is to maximize margins and profitability at producing mines whose all-in sustaining co-product cash costs exceed the average cost structure. The Company believes this is a prudent approach given the current reality of market conditions and metal price levels.

The Company is also taking active steps as part of the margin reclamation initiative to more quickly access higher grade areas of the mining complex to improve production levels while sustaining margins and continues to focus on upgrading the current mineral resources at Canavieiras and Morro do Vento and improving overall mineral reserve grade for the mine.  Development of these high-grade areas creates the opportunity for production to increase; the timing of which is dependent on the pace of development work in these higher grade areas.

MINERA FLORIDA, CHILE

	Three months ended		Six months ended
Operating Statistics	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Production
GEO production (ounces) (i)	26,582	23,978	60,606	48,682
Gold production (ounces)	23,962	19,179	50,613	41,280
Silver production (ounces)	131,029	239,931	499,662	370,123

Co-product cash costs per GEO produced (ii)	$915	$811	$819	$779

Ore mined (tonnes)	191,787	210,154	368,873	444,936
Ore processed (tonnes)	402,130	224,107	813,708	453,101

Gold feed grade (g/t)	2.58	3.15	2.79	3.43
Silver feed grade (g/t)	18.16	43.31	32.16	34.17

Gold recovery rate (%)	77.7	80.8	73.4	81.1
Silver recovery rate (%)	53.8	69.6	55.1	66.0

Sales
GEO sales	26,462	23,229	61,557	49,583
Gold (ounces)	23,930	18,617	50,599	40,546
Silver (ounces)	126,600	230,613	547,887	451,863

Depletion, depreciation and amortization per GEO sold	$622	$610	$536	$585
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

Minera Florida produced 26,582 GEO, which consists of 23,962 ounces of gold and 131,029 ounces of silver in the quarter, compared to 23,978 GEO, which consists of 19,179 ounces of gold and 239,931 ounces of silver in the second quarter of 2012, representing an increase of GEO production by 11%. The increase was mainly attributable to production from the tailings retreatment plant. Comparison of grade, ore feed to plant and recovery to the prior quarter is not meaningful as production from the tailings retreatment plant comes from lower grade ounces with reduced recovery. Production from the tailings treatment plant has benefited from no mining costs associated with the reprocessing of tailings material.

In addition, the mine produced and sold 1,420 tonnes of zinc in the quarter, compared with 1,125 tonnes of zinc produced and sold in the second quarter of 2012.  Zinc is accounted for as a by-product credit to cash costs.

Co-product cash costs for the quarter were $915 per GEO compared with $811 per GEO in the same quarter in 2012. Higher costs for power, increased costs for temporary mine services and labour inflation were only partially offset by lower mining costs expected as a result of processing tailings material. Lower credits from sales of zinc resulted from lower prices for zinc in spite of a 26% increase in volume of zinc sold.

OTHER MINES

The following table presents key operating statistics for the Company's other continuing mining operations and its equity investment in Alumbrera:

	Three months ended		Six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
FAZENDA BRASILEIRO, BRAZIL
Production
Gold production (ounces)	18,295	16,219	35,092	30,278

Co-product cash costs per ounce produced (i)	$782	$827	$848	$925

Ore mined (tonnes)	264,110	256,831	505,970	505,723
Ore processed (tonnes)	279,862	251,430	525,868	521,722

Gold feed grade (g/t)	2.22	2.27	2.29	2.04
Gold recovery rate (%)	91.2	88.4	90.6	88.2

Sales
Gold sales (ounces)	18,874	14,048	34,468	28,585

Depletion, depreciation and amortization per gold ounce sold	$272	$212	$244	$199

ALUMBRERA (12.5% interest), ARGENTINA
Production
Concentrate (tonnes)	13,129	18,492	24,389	32,641
Gold production (ounces)	1,111	877	1,809	1,680
Gold production in concentrate (ounces)	8,872	11,482	16,396	19,996
Total gold produced	9,983	12,359	18,205	21,676
Copper contained in concentrate (millions of pounds)	7.2	10.5	13.5	18.5

By-product cash costs per ounce of gold produced (i)	$(115)	$711	$(200)	$(140)
Co-product cash costs per ounce of gold produced (i)	$379	$284	$387	$306
Co-product cash costs per pound of copper produced (i)	$2.40	$1.41	$2.40	$1.60

Ore mined (tonnes)	614,797	1,090,111	1,179,201	1,860,685
Ore processed (tonnes)	1,187,250	1,218,825	2,358,328	2,385,455

Gold feed grade (g/t)	0.38	0.44	0.36	0.40
Copper feed grade (%)	0.40	0.45	0.30	0.43
Concentrate grade - gold (g/t)	21.08	19.26	20.93	18.99
Concentrate grade - copper (%)	24.80	25.76	25.00	25.76
Gold recovery rate (%)	69.0	71.2	67.0	69.4
Copper recovery rate (%)	76.0	85.9	76.0	82.7

Sales
Concentrate (tonnes)	10,765	4,224	22,975	17,423
Payable gold contained in concentrate (ounces)	8,047	2,379	14,895	10,217
Gold doré (ounces)	—	863	658	1,252
Total gold sales (ounces)	8,047	3,242	15,553	11,469
Payable copper contained in concentrate (millions of pounds)	6.5	2.3	11.9	9.5
______________________________

(i)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis.

FAZENDA BRASILEIRO, BRAZIL

Production at Fazenda Brasileiro was 18,295 ounces of gold in the quarter compared to 16,219 ounces of gold in the same quarter of 2012, representing a 13% quarter-over-quarter increase.  The increased production was mainly due to higher tonnage of ore processed and higher recovery rate. Production for the quarter was also 8.9% higher than the first quarter of 2013.

Co-product cash costs averaged $782 per ounce for the quarter, 5% lower than $827 per ounce in the second quarter of 2012, and 15% lower than $920 per ounce in the first quarter of 2013.

The Fazenda Brasileiro mine was acquired in 2003 with two and a half years of mine life remaining based on known mineral reserves.  The Company has been mining at Fazenda Brasileiro for nearly ten years.  The Company continues infill and extension drilling at Fazenda Brasileiro with a focus on increasing mineral reserves and mineral resources.

ALUMBRERA, ARGENTINA

The Company’s interest in the Alumbrera Mine is accounted for as an equity investment. The Company recorded losses from its 12.5% interest in Alumbrera Mine of $2.0 million for the three months ended June 30, 2013, compared with earnings of $0.9 million for the same period of 2012.  Losses were mainly due to lower revenues as a result of lower metal prices in spite of higher sales volume of concentrate and due to mining in lower grade areas.

The Company received cash distributions of $7.8 million in the quarter ended June 30, 2013, compared with $nil cash distribution in the second quarter of 2012.

For the quarter, attributable production from Alumbrera was 9,983 ounces of gold and 7.2 million pounds of copper. This compares with attributable production of 12,359 ounces of gold and 10.5 million pounds of copper in the second quarter of 2012.

By-product cash costs per ounce of gold were negative $115 for the quarter ended June 30, 2013 compared with positive $711 per ounce for the same period in 2012. For the comparable period in 2012, by-product cash costs were higher due to the lack of copper sale credits as a result of the suspension of export sales by Alumbrera during the quarter to comply with a new resolution in respect of repatriation of net proceeds from export sales set forth by the Argentinean Government.   Co-product cash costs per ounce for gold averaged $379 for the quarter ended June 30, 2013, compared with $284 per ounce for the same quarter of 2012. Co-product cash costs for copper averaged $2.40 per pound for the quarter ended June 30, 2013, compared with $1.41 per pound for the second quarter of 2012.

ERNESTO/PAU-A-PIQUE, BRAZIL

The Company continued commissioning at Ernesto/Pau-a-Pique during the quarter. The operation is made up of two different deposits with one common plant. Ernesto is a lower grade open pit deposit, and Pau-a-Pique is a higher grade underground deposit. A definitive permit was originally only obtained for the Ernesto deposit and mining commenced first at this deposit as further development continued at Pau-a-Pique. With production coming only from the lower grade Ernesto open-pit deposit, the pace of ramp-up has been slower than planned although is now accelerating. The Company has also increased the exploration effort to find additional open-pit mineral resources to increase production levels from the open-pit and is currently evaluating additional measures to mitigate the impact to costs as part of a broader emphasis on cost mitigation. All permits are now in place.

The Company has initiated a plan to ensure a cost structure consistent with the Company's average all-in sustaining cash costs. The original mine plan at Ernesto/Pau-a-Pique was efficient in a higher gold price environment but was planned with the flexibility to be changed in the event of a lower commodity price environment. Once the new mine plan is in place, the focus will return to production growth at Ernesto/Pau-a-Pique.

For additional information, please see Section 12 - Economic trends, risks and uncertainties - foreign operations and political risks.

C1 SANTA LUZ, BRAZIL

Construction of the project was completed by the end of the first quarter. With all permits in place, the ramp-up is progressing as expected and sufficient water has been secured for continuous operations. Power is now provided through the newly completed power lines.

PILAR, BRAZIL

First gold pour occurred on July 2, 2013. Commissioning has begun with completion of commissioning expected by the end of 2013. Underground development at Pilar continued to progress and reached a total length of more than 13,000 metres. Underground development and work on a feasibility study also continued at Caiamar during the quarter.  The ore from this satellite deposit is expected to be processed at Pilar with the higher grades offsetting the additional transportation costs. Additionally, the Company has elected to take Maria Lazarus through the development cycle on an expedited basis given exploration drilling results to date. The drilling program at Maria Lazarus is intended to increase and upgrade mineral resources.

7.    CONSTRUCTION, DEVELOPMENT AND EXPLORATION

DEVELOPMENT

During the second quarter of 2013, all construction projects and all intermediate stage development projects were advancing towards planned start-up. The following summary highlights key updates from the significant construction and development project at the Company since the end of the first quarter of 2013. Refer to Section 6 Operating Mines for discussion on construction projects.

Cerro Moro, Argentina

Cerro Moro currently hosts an indicated mineral resource of 1.95 million GEO and an inferred mineral resource of 490,000 GEO.

The Company has engaged in pre-development work by way of starting a production ready decline targeting the largest of the known ore bodies, Escondida.  Development of the decline is progressing as planned. In addition to providing flexibility to advance the timeline for development, this pre-development work would provide a platform for further exploration work and permit access to the ore body, providing greater certainty and knowledge of its physical properties and grade continuity.  Technical and trade-off studies have been completed which support continuation to a full feasibility study for the project that is currently is underway.  This feasibility study will provide an update to the feasibility study previously filed which supports the already approved environmental impact assessment. Based on these studies, the feasibility study will consider a mine plan combining both open-pit (30%) and underground (70%) mining operations to sustain a process plant with a throughput rate of approximately 1,000 tonnes per day and an expected recovery of approximately 200,000 GEO per annum.  Work on the feasibility study is continuing and is expected to be completed sometime in 2014.  Definitive metallurgical test work, geotechnical and hydrology studies to support the final plant design are in progress. Depending on the outcome of the studies and subsequent construction decision, production should begin in 2016.

Initial capital costs are expected to be below $400 million and operating costs are expected to be below $450 per ounce.

EXPLORATION

Exploration at Yamana continues to be a key to unlocking value at existing operations. The 2013 program will continue to focus on finding higher quality ounces, those with the greatest potential to most quickly generate cash flow allowing the Company to grow prudently and profitably.

The Company's exploration budget for 2013 is approximately $105 million and in the first half of the year approximately $51 million has been spent. Exploration will continue to focus on mineral resource discovery and development as well as mineral reserve growth at existing operations, development projects and on new discoveries to continue developing the Company's project pipeline. More than 150,000 metres of drilling at 12 mines and projects has been completed to date as part of the 2013 program.
The following is a summary of the exploration and evaluation expenditures for the current year and comparative years.

	Three months ended		Six months ended
(In millions of Dollars)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Exploration and evaluation capitalized (i)	$20.1	$37.1	$37.1	$47.8
Exploration and evaluation expensed (ii)	7.8	14.4	14.7	27.6
Total exploration and evaluation	$27.9	$51.5	$51.8	$75.4
______________________________

(i)
Capitalized exploration and evaluation costs are reflected in the condensed consolidated interim balance sheet, property, plant and equipment as part of the additions to mining property costs not subject to depreciation for near-mine exploration and tangible exploration and evaluation assets with probable future economic benefits.

(ii)	Expensed exploration and evaluation costs are reported in the condensed consolidated interim statements of operations.

The following summary highlights key updates from the exploration and development program at the Company since the end of the fourth quarter of 2012.

Chapada, Brazil

The principal goals of the 2013 Chapada exploration program are to upgrade mineral resources to mineral reserves and continue to expand the mineral resource base. These goals are expected to be achieved with the program focused on drilling at Corpo Sul. In addition to the potential already identified with the discovery and growth of Corpo Sul and the gold only satellite deposit, Suruca, which is expected to begin contributing to production in 2014, continued exploration success at Arco Sul, located 260 kilometres from Chapada, has led the Company to begin evaluating Arco Sul as an additional source of concentrate to be transported and processed along with concentrate from Chapada's main operation.

Corpo Sul - Exploration success continues to confirm the apparent homogeneity and grow the size of the known mineralization of Corpo Sul, further increasing the significance of the potential impact this extension represents at Chapada. Infill drilling at Corpo Sul to 100-metre by 100-metre spacing should lead to an upgrade of inferred mineral resources to the indicated mineral resource category and should establish the high trend within the mineral body for future exploration programs. Corpo Sul's infill drilling supports the view that ore from this deposit should be higher grade in both copper and gold and thereby, when blended with ore from the main pit, should increase overall gold and copper production at the main Chapada plant.

Arco Sul - Arco Sul is a new discovery made in late 2010 located in Western Goias State, 260 kilometres from Yamana's Chapada mine. It is characterized by a stockwork system in contact zone of subvolcanic intrusives and the neoproterozoic volcano-sedimentary basement. Yamana's exhausted mine, Fazenda Nova, represents a small near surface part of that system. Diamond drilling started in late September 2010 and 89 holes totaling 36,500 metres have been drilled to date. An initial inferred mineral resource of 522,000 ounces at 4.64 grams per tonne contained in 3.50 million tonnes was announced as of December 31, 2012. A total of 7,000 metres of diamond drilling were budgeted for 2013 to keep extending the current mineral resource. The drill program has finished with 18 holes totaling 6,855 metres and results received to date are confirming continuity down dip and along strike. Studies for flotation and concentrate production are ongoing. While Arco Sul is comparatively small, the Company has considered that the well-established logistics, infrastructure and transportation systems for Chapada may be utilized to deal with concentrate produced at Arco Sul and production from Arco Sul will contribute to overall Chapada production.

Ernesto/Pau-a-Pique, Brazil

The 2013 Exploration goals at Ernesto/Pau-a-Pique (“EPAP”) are focused on extending the higher grade structural traps at the Ernesto, Japones and Lavrinha targets down plunge, developing the open pit and underground mineral zones and establishing links within the Lower, Middle, Upper and Bonus traps. Surface exploration including mapping and sampling of favorable geologic relationships in the EPAP district is also underway. Of the planned 14,000-metre drill program, 9,200 metres are completed, distributed in 59 drill holes, as of June, 2013. The exploration program for 2013 at EPAP is relatively modest, but has already demonstrated the opportunity for future revisions to the current mineplan that may allow production levels to increase to those originally planned at the operation.

Ernesto North extension - Exploratory drilling to extend Ernesto down dip to the north has revealed positive results in 3 of the 4 holes completed with assays pending on a fourth hole that is visually positive. These intercepts act to extend the Ernesto Middle trap deposits 400 metres down dip and the Lower trap deposits 370 metres down dip.

Nosde - Lavrinha corridor - Results from drilling during the first half of 2013 show favorable intercepts in most of the holes completed. Most importantly, the upper trap mineralization currently being mined at the Lavrinha Pit continues to the northwest for at least 750 metres.

Aquapei and Pontes Lacerda thrust - Stratigraphically above all of the drill tested Ernesto traps and directly above the Bonus trap mineralization lies the Aquapei-Pontes Lacerda thrust fault which is currently being sampled and mapped. This thrust is thought to be configured similarly to the lower trap which is host to one to two metre intervals of 5.00-36.00 g/t Au. Surface chip sampling of the newly mapped structure have returned anomalous to 7.8 g/t Au which indicate precious metal bearing fluids have moved through this new trap and confirm a fifth trap to test in the EPAP district.

Pilar, Brazil

Exploration during the first half of the year has focused on the northwest-southeast trending 20 kilometre long Maria Lazarus-Caiamar mineral trend on the western arm of the west dipping side of the Guarinos greenstone belt. The exploration efforts to better understand this trend incorporate surface mapping and sampling programs and a targeted 12,000 metre exploration and infill drill program. A total of 10,600 metres distributed in 36 drill holes are complete to date. The importance of this trend cannot be understated as it is the mirror image of the geology found at the Pilar mine but seems to contain higher average grades and dips at a more mining friendly 45 to 50 degrees to the west.

Maria Lazarus - The Maria Lazarus target is located 15 kilometres west of the Pilar mine in the Guarinos greenstone belt. Reconnaissance mapping sampling and ultimately drilling confirmed the presence of moderate to high grade gold system. Mineralization is hosted along shear zone developed near the base of a chloritc schist where it is in contact with amphibolites and graywackes. The Company has completed 24,700 metres of drilling distributed in 51 holes to define a mineral envelope 3,200 metres along strike and up to 900 metres down dip inclined at 45 to 50 degrees to the west. The deposit is open to the south and at depth whereas the favorable stratigraphy pinches out to the north. Mineral intercepts are 0.5 metres to up to 2.0 metres and likely average less than 1.0 metres but, as previously reported in a June 5, 2012 press release, can contain high grade material. A 200 by 200-metre infill program is underway to develop inferred and indicated mineral resources by end of 2013.

Caiamar - A surface infill drill program to convert inferred mineral resource ounces to indicated mineral resources towards the southern end of the deposit and a program to confirm grade and thicknesses of pre-Yamana drill programs are underway. The current campaign will complete approximately 50 holes totaling 3,000 metres of drilling. Caiamar is currently in development to begin contributing to production at Pilar beginning in 2014. The exploration program's objectives are to increase the scale of higher grade zones to contribute more in-situ ounces at higher grade. Ores from both Caiamar and, in due course, Maria Lazarus are expected to be processed at the Pilar plant.

C1 Santa Luz, Brazil

The 2013 27,000-metre drill program at C1 Santa Luz has the dual objectives of infill drilling the deeper mineral zones for mineral resource reclassification and to extend these new zones along strike and to depth. By mid-year, 13,350 metres distributed in 42 holes are complete and assay results confirm that our goals are being met. The 2013 drill program has discovered southwest extensions of the 2012 mineral resource which are significant both in width and grade that will add important mineral resources to the C1 Santa Luz underground deposits. The 2013 exploration program has thus extended the mineralization down dip and up dip confirming and upgrading prior mineral intercepts. The C1 Santa Luz southwest underground extensions remain open in three directions and the Company will continue to focus on the southwest in subsequent drill campaigns

The continued exploration success at C1 Santa Luz indicates that the underground potential is growing beyond prior expectations. A new mineral resource on the C1 underground is expected at year end and is anticipated to show an increase after which the underground will be evaluated as a standalone project potentially changing the future production profile for the project by adding an underground operation to supplement the open pit operation.

Cerro Moro, Argentina

The exploration program at Cerro Moro focused on upgrading inferred mineral resources to indicated mineral resources in 2012. The focus of the 2013 Exploration program is to develop and test new targets that are both within and outside of the known mineralized structural blocks. The 25,000 metre exploration program has completed 16,512 metres to date distributed in 83 drill holes. The second hole drilled this year on a conceptual target is considered the discovery hole of the new Margarita vein and structural trend.

Margarita - Margarita is a newly discovered vein located in the La Negrita Block, three kilometres north of the main mineralized veins of the Escondida vein system and outside the area containing the known mineral resources. Initial drilling established continuity of mineralization both along strike and to depth, and preliminary results supported further drilling to evaluate size and grade potential. The Company believes the discovery of this new structure opens up an entirely new and prospective trend three to four kilometres north of the Escondida ore bodies which should contribute additional ounces to the mineral resource and mineral reserve base of Cerro Moro as additional discoveries are made.

Escondida Trenches - In early 2013, the Company embarked on a program to expose the Escondida Central and Far West ore bodies at Cerro Moro to gather important geotechnical and geochemical information on the ore bodies that will support mine design and mine planning efforts. A portal was constructed and excavation of the exploratory ramp into Far West is underway with 13 metres of progress to date. At Escondida Central, the thin surficial cover was scraped away to expose the vein structure over a 300 metre strike length. The structure was exposed by trenches every 10 metres, the geology mapped and samples collected for analysis. The results confirm that the Escondida vein contains important near surface gold equivalent grades and the mapping program shows good correlation to the modeled projection of the Escondida Central structure and lithologies.

Gualcamayo, Argentina

Exploration at Gualcamayo has focused on drilling targets surrounding the Rodado and QDD Lower West (“QDDLW”) systems. A total of 9,090 metres distributed in 32 holes have been completed during the first half of 2013. With extensions of Rodado and discovery of new ore bodies, many of which are open in multiple directions, the underground drilling and general exploration effort at Gualcamayo is continuing to demonstrate the potential size and scale of Gualcamayo's underground. As that size increases and more ounces are found, the opportunity to increase production from the underground is improved and warrants the evaluation of various processing methods to further enhance production. These studies are ongoing. Gualcamayo is increasingly becoming a prospective underground operation and these discoveries assist in the expected transition of Gualcamayo from an open pit to underground operation.

Minera Florida, Chile

The Minera Florida exploration program has completed 12,000 metres distributed in 83 holes during the first half of 2013. The program has tested six separate targets including Peumo, Cadena Alta, Tribuna-Victoria, Maqui-Sur and PVO Sur with the most exciting results found at the PVO Sur target. The 2013 drill campaign has encountered both wide zones of moderate gold equivalent grades and narrower widths of high grade gold and silver grades. These intercepts are found along the PVO Sur vein structure and can be traced along strike for 300 metres by 7 drill holes. The mineralized system remains open in all directions.

The importance of these new intercepts is two-fold. First, the intercepts link together to form a broad zone of Millennium style mineralization and second, the structural model is now better understood. The geologists at Minera Florida have recognized that the PVO Sur, Pedro Valencia, Maqui Clavo 1 and Rafael vein structures actually form the east, south, west and north branches of a 500 metre long by 400 metre wide sigmoid shaped structural system conducive to vein formation and precious metal deposition. This discovery will not only provide an extension to the existing mine life but represents the new and best opportunity to sustain and increase production levels by providing more mining flexibility. These potential new ounces could also improve costs given the proximity to existing development works and infrastructure.

8.    LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL COMMITMENTS

LIQUIDITY

During the second quarter of 2013, the Company maintained its financial position.

The following is a summary of liquidity and capital resources balances:

	As at
(in thousands of United States Dollars)	June 30, 2013	December 31, 2012
Cash	$379,817	$349,594
Trade and other receivables	$62,431	$175,297
Long-term debt	$1,060,186	$765,912
Working capital (i)	$284,117	$255,134
______________________________
(i)Working capital is defined as the excess of current assets over current liabilities.

Cash and cash equivalents as at June 30, 2013 of $379.8 million compared to $349.6 million as at December 31, 2012.  Cash and cash equivalents are comprised of cash at bank and bank term deposits the sources and uses of which, during the period, are explained below.

Trade and other receivables at the end of the quarter were $62.4 million compared with $175.3 million as at December 31, 2012. Gold sales are made at spot prices and receivables are settled in less than a month. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within one to four weeks after shipping. Final assays and payment related to these sales are received approximately two to three months thereafter.

Working capital was $284.1 million as at June 30, 2013 approximately 11% higher than the $255.1 million as at December 31, 2012.

	Three months ended
(In thousands of United States Dollars of inflows/(outflows))	June 30, 2013	June 30, 2012
Cash flows from operating activities	$195,418	$139,213
Cash flows generated from operations before changes in non-cash working capital items	$150,918	$240,767
Cash flows from financing activities	$150,089	$(48,636)
Cash flows used in investing activities	$(300,368)	$(247,177)

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operations after taking into effect changes in working capital items for the quarter ended June 30, 2013 were $195.4 million, a 30% increase compared to inflows of $139.2 million for the quarter ended June 30, 2012.

Changes in non-cash working capital items for the period ended June 30, 2013 were cash inflows of $44.5 million compared to outflows of $101.6 million for second quarter of 2012, mainly due to the favourable effect of the change of trade and other receivables related to Chapada concentrate receivables.

Cash flows generated from operations before changes in non-cash working capital items (a non-GAAP measure, see Section 13) were $150.9 million compared to $240.8 million in the same quarter for 2012 mainly due to lower earnings before tax, lower asset impairment and concentrate adjustments partly offset by lower income taxes paid.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flows from financing activities for the second quarter of 2013 were inflows of $150.1 million versus inflows of $48.6 million in the same quarter of 2012.  The increase in cash flows from financing activities was mainly due to $300.0 million proceeds from notes payable and long-term liability in the current quarter partially offset by a repayment of the credit facility of $100.0 million and an increase in the quarterly dividends paid to $0.065 per share in the second quarter of 2013 versus $0.055 per share in the second quarter of 2012 offset by lower interest and other finance expenses paid.

CASH FLOWS USED IN INVESTING ACTIVITIES

Cash outflows for investing activities were outflows of $300.4 million for the quarter ended June 30, 2013, compared to cash outflows of $247.2 million. Cash flows used in investing activities mainly relate to expenditures on property, plant and equipment.

The following is a summary of capital expenditures including sustaining, expansionary and capitalized exploration and evaluation by mine, which represented the majority of the cash flows used in investing activities:

	Three months ended		Six months ended
(in thousands of United States Dollars)	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
BRAZIL
Chapada	$29,058	$29,545	$46,536	$59,043
Jacobina	16,654	14,336	28,510	23,631
Fazenda Brasileiro	3,343	3,517	8,743	8,991
Ernesto/Pau-a-Pique (i)	37,538	27,602	57,060	61,325
C1 Santa Luz (i)	15,916	27,700	46,071	55,057
Pilar (i)	63,532	30,474	87,629	62,844
CHILE
El Peñón	25,157	28,085	68,991	50,815
Minera Florida	24,114	46,981	42,477	92,501
Jeronimo	484	1,817	1,118	4,131
ARGENTINA
Gualcamayo	43,594	25,237	82,831	50,061
Cerro Moro	15,638		22,324
Agua Rica	99		184
Suyai	596		1,159
MEXICO
Mercedes	15,588	12,921	29,213	30,742
CANADA & OTHER	9,984	14,353	17,914	20,313
Total capital expenditures	$301,295	$262,568	$540,760	$519,454
______________________________

(i)	Net of movement in accounts payable.

CAPITAL RESOURCES

In order to maintain or adjust its capital structure, the Company may issue shares or debt securities, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company is authorized to issue an unlimited number of common shares at no par value and a maximum of eight million first preference shares. There are no first preference shares issued or outstanding. As of July 26, 2013, the total number of shares outstanding were 752.9 million, the total number of stock options outstanding were 1.5 million, the total number of DSUs outstanding were 2.3 million and the total number of RSUs outstanding were 2.1 million.

During the quarter, the Company paid a quarterly dividend to $0.065 per share.  Total dividend payments in the quarter were $48.6 million, representing a 20% increase over the dividends payments of $41.2 million in the second quarter of 2012.

The following table summarizes the weighted average common shares and dilutive equity instruments outstanding as at June 30, 2013:

(In thousands)	Equity instruments outstanding as at June 30, 2013	Dilutive equity instruments (i), three months ended June 30, 2013	Dilutive equity instruments (i), six months ended June 30, 2013
Common shares	752,406	752,533	752,433
Options	1,531	—	697
RSUs	2,155	—	161
DSUs	2,153	—	—
		752,533	753,291
______________________________

(i)
Total options excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the three- and six-month periods ended June 30, 2013 were 1.0 million and 0.9 million, respectively (three and six months ended June 30, 2012 — nil and nil, respectively).

CONTRACTUAL COMMITMENTS

Day-to-day mining, expansionary and sustaining capital expenditures as well as administrative operations give rise to contracts requiring agreed upon future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, future operating cash flows and available credit facilities which provide access to additional funds.

As at June 30, 2013, the Company is contractually committed to the following:

(In thousands of United States Dollars)	Within 1 year	Between 1 to 3 years	Between 3 to 5 years	After 5 years	Total
Mine operating/construction and service contracts and other	$333,789	$492,906	$39,956	$6,839	$873,490
Long-term debt principal repayments (i)	—	15,000	73,500	981,500	1,070,000
Decommissioning, Restoration and Similar Liabilities (undiscounted)	11,360	24,848	26,340	396,794	459,342
	$345,149	$532,754	$139,796	$1,385,133	$2,402,832
______________________________

(i)	Excludes interest expense.

9.    INCOME TAXES

The Company recorded an income tax expense of $54.9 million for the quarter ($80.0 million expense for the second quarter of 2012). The income tax provision reflects a current income tax recovery of $1.3 million ($55.0 million expense for the second quarter of 2012) and a deferred income tax expense of $56.2 million ($24.9 million expense for the second quarter of 2012). The expense reflects the current taxes incurred in the Company's Brazilian, Chilean and Mexican mines.

The Condensed Consolidated Interim Balance Sheet reflects recoverable tax installments in the amount of $46.8 million and an income tax liability of $6.2 million. Additionally, the balance sheet reflects a deferred tax asset of $89.2 million and a deferred tax liability of $2.1 billion.

The income tax provision is subject to a number of factors including the allocation of income between different countries, different tax rates in the various jurisdictions, the non-recognition of tax assets, foreign currency exchange movements, changes in tax laws and the impact of specific transaction and assessments.  Due to the number of factors that can potentially impact the effective tax rate, it is expected that the Company's effective tax rate will fluctuate in future periods.

The Company has elected, under IFRS, to record foreign exchange related to deferred income tax assets and liabilities and interest and penalties in the income tax expense, therefore, due to foreign exchange differences, the tax rate will fluctuate during the year with the change in the Brazilian Real, Argentinean Peso and Mexican Peso.

During the quarter the Brazilian Real and Argentinean Peso devalued significantly against the US Dollar. As a result for local purposes, an additional $35.3 million relating to unrealized foreign exchange gain was recorded in the deferred tax expense. The impact of these foreign exchange movements on taxes are non-cash and as such excluded from adjusted earnings. The adjusted tax rate for the second quarter of 2013 was 32.3% compared with an adjusted tax rate of 26.4% for the second quarter of 2012. In addition to the factors listed above, the increase in the rate also reflects higher taxes in Chile for the quarter compared to the second quarter of 2012.

See Note 21 to the Condensed Consolidated Interim Financial Statements for a breakdown of the foreign exchange and interest and penalties charged to the income tax expense.

10.    ECONOMIC TRENDS, RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous inherent risks as a result of the nature of the business, global economic trends as well as local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

The Company assesses and minimizes these risks by adhering to its internal risk management protocols which include the application of high operating standards empowering individuals and establishing processes to be able to identify, assess, report and monitor risk at all levels of the organization. Through careful management and planning of its facilities, hiring qualified personnel and developing a skilled workforce through training and development programs, the Company is able to generate shareholder value in a safe, resilient and responsible manner.

Below is a summary of the principal risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the period ended December 31, 2012. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Commodity Risk

The mining industry is highly dependent on commodity prices which are the result of the economic interplay of supply and demand. The profitability of the Company is directly related to the market prices of gold and copper and to a lesser extent, silver. Market price fluctuations of these commodities could adversely affect profitability of the Company's operations and might lead to impairment of mineral properties. The market prices for the aforementioned commodities fluctuate widely and these fluctuations are caused by numerous factors beyond the Company's control. For example, the market price of gold may change for a variety of reasons, including:

•	the strength of the United State Dollar, in which the gold price trades internationally, relative to other currencies;

•	financial market expectations regarding the rate of inflation;

•	monetary policies announced, changed or implemented by central banks;

•	changes in the demand for gold, including the demand from the gold exchange traded fund ("ETF"), as an investment or as a result of leasing arrangements;

•	changes in the physical demand for gold used in jewelry;

•	changes in the supply of gold from production, divestment, scrap and hedging;

•	global or regional political or economic events, and

•	speculative positions taken by investors or traders in gold.

Gold Price Three-Year Trend (Bloomberg: USD per ounce of gold)

$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
Jul-10
Dec-10
May-11
Oct-11
Mar-12
Aug-12
Jan-13
Jun-13

For the quarter ended June 30, 2013, spot gold prices averaged $1,417 per ounce, or 12% lower, compared with $1,611 per ounce in the second quarter of 2012. The average spot price for the six months ended June 30, 2013 was $1,524 per ounce, declined by 8% versus the average spot price for the first half of 2012.

Gold prices were under pressure for much of the quarter as it faced headwinds from declining ETF holdings, a stronger US Dollar and relatively strong equity markets. A rising expectation that the United States Federal Reserve (“US Fed”) will begin to slow the pace of its quantitative easing programs (“QE”) has been the primary driver of US Dollar strength and the lower year-over-year gold price. Globally, monetary policy continues to be easy, but the continued gradual improvement in the US labour market and indications by the US Fed that it may begin to slow their QE programs have created uncertainty as to how long the policies adopted may remain in place. The US Fed's QE programs had been a driver of higher gold prices but with the prospect of slowing QE and a benign inflation outlook, investors have been reallocating gold ETF holdings to other investments. Gold has also been pressured by growing speculative short positions as reflected in the exchange positioning reports. The decline in gold price has spurred very robust physical demand, particularly in China, which has provided recent support. This demand has caused physical prices to trade at abnormally high premiums compared to the gold futures market.

In spite of the positive signs with respect to the physical demand for gold, following the recent decline in gold prices, the Company has revised its production targets for future years to favour a lower cost structure. The Company is evaluating the producing mines whose all-in cost exceeds the Company's average cost structure. The objective is to pursue quality ounces with sustainable margins and maximize profitability and as such, in the short term the emphasis will be on reducing costs rather than maximizing production.

The Company has not hedged any of its gold sales.

Copper Price Three-Year Trend (Bloomberg: USD per pound of copper)

$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
Jul-10
Dec-10
May-11
Oct-11
Mar-12
Aug-12
Jan-13
Jun-13

For the quarter ended June 30, 2013, spot copper prices averaged $3.25 per pound, representing a decrease of 9% compared with $3.57 per pound from in 2012. The average spot price for the six months ended June 30, 2013 was $3.42 per ounce, declined by 7% versus the average spot price for the first half of 2012.

Over the past few years copper prices have been driven by tight supply/demand fundamentals and steady appetite from emerging markets, mainly China. However, concerns about economic growth in China and reduced investor demand has negatively impacted copper price and been the primary driver of the year-over-year decline in price. Increasing global copper inventory levels and the prospect of excess supply in the medium term has been a headwind to the copper price. A stronger US Dollar has also contributed to the decline in copper prices.

The Company periodically uses forward contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales.

Currency Risk

Conducting exploration, development and production operations in Latin America exposes the Company to currency risk. The Company’s revenues are denominated in United States Dollars (USD).  However, the Company’s operating expenses are incurred in United States Dollars, Brazilian Reais (BRL), Chilean Pesos (CLP), Argentine Pesos (ARG), Mexican Pesos (MXN) and to a lesser extent in Canadian Dollars (CAD). Accordingly, fluctuations in the exchange rates can significantly impact the results of operations.

The following summarizes the movement in key currencies vis-à-vis the United States Dollar:

105%
100%
95%
90%
85%
80%
75%
70%
65%
60%
55%
Jul-11
Aug-11
Sep-11
Oct-11
Nov-11
Dec-11
Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12
Jul-12
Aug-12
Sep-12
Oct-12
Nov-12
Dec-12
Jan-13
Feb-13
Mar-13
Apr-13
May-13
Jun-13
Brazilian Real
Chilean Peso
Argentinian Peso
Mexican Peso
Canadian Dollar

Average and Period-end Market Exchange Rates

For the three months ended June 30,	2013	2012	Variance
Average Exchange Rate
USD-CAD	1.0231	1.0058	1.7%
USD-BRL	2.0683	1.9627	5.4%
USD-ARG	5.2374	4.4261	18.3%
USD-CLP	484.68	492.53	-1.6%
USD-MXN	12.476	13.4023	-6.9%

For the six months ended June 30,	2013	2012	Variance
Average Exchange Rate
USD-CAD	1.0159	1.0063	1.0%
USD-BRL	2.0334	1.8649	9.0%
USD-ARG	5.1296	4.3775	17.2%
USD-CLP	478.72	493.05	-2.9%
USD-MXN	12.55	13.27	-5.4%

	June 30, 2013	December 31, 2012	Variance	June 30, 2012	Variance
Period-end Exchange Rate
USD-CAD	1.0519	0.9921	6.0%	1.0166	3.5%
USD-BRL	2.2317	2.0435	9.2%	2.0213	10.4%
USD-ARG	5.3865	4.9155	9.6%	4.5260	19.0%
USD-CLP	508.42	479.20	6.1%	501.01	1.5%
USD-MXN	12.93	12.85	0.6%	13.36	-3.2%

The Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Brazilian Real versus the United States Dollar. Currency contracts totaling 1.23 billion Reais at an average rate of 2.16 Reais to the United States Dollar have been designated against forecast Reais denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2013 through to 2015.

The Company also entered into forward contracts to economically hedge against the risk of an increase in the value of the Mexican Pesos versus the United States Dollar. Currency contracts totaling 299.0 million Pesos at an average rate of 13.32 Pesos to the United States Dollar have been designated against forecast Pesos denominated expenditures as a hedge against the variability of the United States Dollar amount of those expenditures caused by changes in the currency exchange rates for 2013 through to 2015.

The currency hedge has been accounted for as a cash flow hedge with the effective portion taken to other comprehensive income and the ineffective portion taken to income. Although the currency hedging program has provided additional cash flow over the years in excess of $100 million, the value of the program can become negative in a short period of time due to the volatility of foreign currency relative to the Dollar.

The following table summarizes the details of the currency hedging program as at June 30, 2013:

(Quantities in thousands)	Brazilian Real				Mexican Peso
Year of Settlement	Notional Amount	Weighted Average Contract Rate	Market rate as at June 30, 2013	Year of Settlement	Notional Amount	Weighted Average Contract Rate	Market rate as at June 30, 2013
2013	223,176	2.0969	2.2317	2013	78,000	13.3200	12.9308
2014	483,360	2.0677	2.2317	2014	156,000	13.3200	12.9308
2015	519,048	2.2828	2.2317	2015	65,000	13.3200	12.9308
	1,225,584	2.1594	2.2317		299,000	13.3200	12.9308

Interest Rate Risk

The Company is exposed to interest rate risk on its variable rate debt. Monetary policy by central banks in the countries in which the Company operates have maintained interest rates relatively low to avoid a relapse of the credit crisis and incentivize economic growth. At June 30, 2013, the Company’s long-term debt was carried at fixed rates, hence there is limited market risk arising from fluctuations in floating interest rate.

Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and trade and other receivables, credit risk is represented by the carrying amount on the balance sheet. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk through the implementation of its Capital Management Policy by spreading the maturity dates of derivatives over time, managing its capital expenditures and operation cash flows, and by maintaining adequate lines of credit.

Investment Risk

Investment risk is the risk that a financial instrument’s value will deviate from the expected returns as a result of changes in market conditions, whether those changes are caused by factors specific to the individual investment or factors affecting all investments traded in the market. Although the factors that affect investment risk are outside the Company’s control, the Company mitigates investment risk by limiting its investment exposure in terms of total funds to be invested and by being selective of high quality investments.

Foreign Operations and Political Risk

The Company holds mining and exploration properties in Brazil, Argentina, Chile and Mexico exposing it to the socioeconomic conditions as well as the laws governing the mining industry in those countries. Inherent risks with conducting foreign operations include, but are not limited to, high rates of inflation; military repression; war or civil war; social and labour unrest; organized crime and hostage taking which cannot be timely predicted and could have a material adverse effect on the Company’s operations and profitability. The governments in those countries are currently generally supportive of the mining industry but changes in government laws and regulations including taxation, royalties, the repatriation of profits, restrictions on production, export controls, changes in taxation policies, environmental and ecological compliance, expropriation of property and shifts in the political stability of the country could adversely affect the Company’s exploration, development and production initiatives in these countries.

In efforts to tighten capital flows and protect foreign exchange reserves, the Government of Argentina issued foreign exchange resolutions with respect to export revenues that resulted in a temporary suspension of export sales of concentrate at Alumbrera during the second quarter of 2012 as management evaluated how to comply with the new resolution. The Government of Argentina subsequently announced amendment to the foreign exchange resolution extending the time for exporters to repatriate net proceeds from export sales enabling Alumbrera to resume exports in July 2012. The Government of Argentina has also introduced certain protocols relating to the importation of goods and services and providing where possible for the substitution of Argentine produced goods and services. During 2012, Alumbrera was unable to obtain permission to repatriate dividends although certain accommodations have since been made to permit distribution of profits from Argentina. Discussion between the joint venture and the Argentine government on approval to remit dividends are ongoing. The Company continues to monitor developments and policies in all its jurisdictions and the impact thereof to its operations.

Brazil is in the process of reviewing the royalties on mining companies. The finalization of the royalty rates are subject to change during the review and approval process therefore the final rates are not determinable at this time. The magnitude of change in royalty rates might affect net earnings and cash flows from the Company's operations in Brazil.

In Mexico, a bill has been submitted to the Mexican congress regarding the decree to reform and add certain provisions to the Mining and Fiscal Coordination Laws. The proposal submitted through this bill focuses on creating an obligation for mining concession holders whose mines are currently in production, which consists of a compensation payment equal to 5% of the amount by applying the regular and other deductions allowed by the Income Tax Law (LISR) to the taxable revenues generated by the mining company, while excluding interest, taxes and amortization. This amount is deductible for income tax purposes which would bring the effective rate of the tax to approximately 3.6%. The Company has determined this to be approximately 2.2% on a net smelter royalty ("NSR") basis. The bill also proposes to continue the payment of duties by hectare by differentiating nonproductive mining concessions. The finalization of the royalty rates are subject to change during the review and approval process therefore the final rates are not determinable at this time. The magnitude of new royalty rates might affect net earnings and cash flows from the Company's operations in Mexico.

Consistent with its risk management protocol, to mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Health, Safety and Environmental Risk

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities due to accidents that could result in serious injury or death and or material damage to the environment and Company assets. The impact of such accidents could affect the profitability of the operations, cause an interruption to operations, lead to a loss of licenses, affect the reputation of the company and its ability to obtain further licenses, damage community relations and reduce the perceived appeal of the Company as an employer. Yamana has rigorous procedures in place to manage health and safety protocols in order to reduce the risk of occurrence and the severity of any accident and is continually investing time and resources to enhance health and safety at all operations.

The Company’s operations are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which the Company operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, the Company may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. The Company mitigates this risk by performing certain reclamation activities concurrent with production.

Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. To the extent Yamana is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on the Company. Should the Company be unable to fully fund the cost of remedying an environmental problem, the Company might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which may have a material adverse effect. The Company mitigates the likelihood and potential severity of these environmental risks it encounters in its day-to-day operations through the application of its high operating standards as dictated by the Yamana management system.

The Company has insurance policies in place to cover accidents and business interruption and regularly monitors the adequacy of such policies.

Energy Risk

The Company consumes energy in mining activities, primarily in the form of diesel fuel, electricity and natural gas. As many of the Company’s mines are in remote locations and energy is generally a limited resource, the Company faces the risk that there may not be sufficient energy available to carry out mining activities efficiently or that certain sources of energy may not be available. The Company manages this risk by means of long-term electricity agreements with local power authorities and inventory control process on consumables including fuel. Many of the mines have on-site generator sets as back-up to mitigate the anticipated and unanticipated interruptions from the energy providers. Furthermore, the Company’s operations are continually improved to reduce input costs and maximize output.

Nature and Climatic Condition Risk

The Company and the mining industry are facing continued geotechnical challenges, which could adversely impact the Company's production and profitability. No assurances can be given that unanticipated adverse geotechnical and hydrological conditions, such as landslides, droughts and pit wall failures, will not occur in the future or that such events will be detected in advance. Geotechnical instabilities and adverse climatic conditions can be difficult to predict and are often affected by risks and hazards outside of the Company's control, such as severe weather and considerable rainfall, which may lead to periodic floods, mudslides, wall instability and seismic activity, which may result in slippage of material.

Geotechnical failures could result in limited or restricted access to mine sites, suspension of operations, government investigations, increased monitoring costs, remediation costs, loss of ore and other impacts, which could cause one or more of the Company's projects to be less profitable than currently anticipated and could result in a material adverse effect on the Company's results of operations and financial position.

11.    CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated.  In the opinion of management, these matters will not have a material effect on the Condensed Consolidated Interim Financial Statements of the Company.

In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177.0 million for alleged breaches of agreements entered into with the plaintiff. The plaintiff alleged that the agreements entitled him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claimed damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. On August 22, 2008, the National Commercial Court No. 13 of the City of Buenos Aires issued a first-instance judgment rejecting the claim. The plaintiff appealed this judgment to the National Commercial Appeals Court. One May 22, 2013, the appellate court overturned the first-instance decision. The appellate court determined that the plaintiff was entitled to invest in the Alumbrera acquisition pari passu with Northern Orion, although weighted the chance of the plaintiff's participation at 15%. The matter was remanded to the first instance court to determine the value. On June 12, 2013, Northern Orion sought leave to appeal to the Supreme Court of Argentina. Pending the decision of the Supreme Court, Northern Orion will make submissions to the first instance court to address value. The outcome of this case is uncertain.

In December 2012, the Company received an assessment from the Brazilian federal tax authorities disallowing certain deductions relating to debentures for the periods 2007-2010. The Company believes these debentures were issued on commercial terms permitted under applicable laws and as such, the Company believes that the assessment has no merit and is challenging same.

12.    CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies applied and recent accounting pronouncements are described in Note 3 and Note 5 to the Company's annual consolidated financial statements for the year ended

December 31, 2012, respectively, and the significant accounting policies applied in Note 3 to the condensed consolidated interim financial statements for the three and six months ended June 30, 2013.

In preparing the consolidated financial statements in accordance with the IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company's consolidated financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the three and six months ended June 30, 2013 were the same as those disclosed in Note 4 to the Company's annual consolidated financial statements for the year ended December 31, 2012.

13.    NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Co-product cash costs per gold equivalent ounce”, “Co-product cash costs per pound of copper”, “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share” to supplement its condensed consolidated interim financial statements, which are presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The term IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CASH COSTS

The Company discloses “cash costs” because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The measures, as determined under IFRS, are not necessarily indicative of operating profit or cash flows from operations. Cash costs figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard remains the generally accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. Cash costs are computed on a co-product, by-product, all-in sustaining co-product and all-in sustaining by-product basis.

Cash costs per gold equivalent ounce on a by-product basis is calculated by applying zinc and copper net revenue as a credit to the cost of gold production and as such the by-product gold equivalent ounce cash costs are impacted by realized zinc and copper prices. These costs are then divided by gold equivalent ounces produced. Gold equivalent ounces are determined by converting silver production to its gold equivalent using relative gold/silver metal prices at an assumed ratio and adding the converted silver production expressed in gold ounces to the ounces of gold production.

Cash costs on a co-product basis are computed by allocating operating cash costs to metals, mainly gold and copper, based on an estimated or assumed ratio. These costs are then divided by gold equivalent ounces produced and pounds of copper produced to arrive at the cash costs of production per gold equivalent ounce and per pound of copper, respectively. Production of zinc is not considered a core business of the Company; therefore, the net revenue of zinc is always treated as a credit to the costs of gold production.

Effective 2013, the Company is adopting an all-in sustaining cash costs measure, which seeks to represent total sustaining expenditures of producing gold equivalent ounces from current operations, based on by-product and co-product cash costs, including cost components of mine sustaining capital expenditures, corporate general and administrative expense excluding stock-based compensation and exploration and evaluation expense. All-in sustaining by-product cash costs reflects by-product copper revenue credits and 100% of the aforementioned cost components. All-in sustaining co-product cash costs reflects allocations of the aforementioned cost components on the basis that is consistent with the nature of each of the cost component to the gold or copper production activities.

As such, it does not include capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments, financing costs and dividend payments. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, our calculation of all-in sustaining cash costs does not include depletion, depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. This performance measure has no standard meaning and is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP.

Cash costs per gold equivalent ounce and per pound of copper are calculated on a weighted average basis.

The measure of cash costs, along with revenue from sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs, operating profit or cash flows presented under IFRS.

Per Gold Equivalent Ounce (“GEO”)

The following tables provide a reconciliation of cost of sales per the condensed consolidated interim financial statements to (i) By-product cash costs per GEO, (ii) Co-product cash costs per GEO, (iii) Co-product cash costs per pound of copper, (iv) All-in sustaining by-product cash costs per GEO, and (v) All-in sustaining co-product cash costs per GEO.

(i)    Reconciliation of Cost of Sales per the condensed consolidated interim financial statements to by-product cash costs per GEO:

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended June 30,	2013	2012	2013	2012
Cost of sales (i)	$217,465	$201,024	$783	$727
Adjustments:
Chapada treatment and refining costs related to gold and copper	6,584	7,970	24	29
Inventory movements and adjustments	(2,037)	1,909	(7)	7
Commercial, overseas freight and other costs	(6,685)	(5,640)	(24)	(20)
Chapada copper revenue including copper pricing adjustment	(77,536)	(144,188)	(279)	(520)
Total GEO by-product cash costs (excluding Alumbrera)	$137,791	$61,075	$497	$223
Minera Alumbrera (12.5% interest) by-product cash costs	(701)	8,789	(115)	711
Total GEO by-product cash costs (i)	$137,090	$69,864	$476	$244
Commercial GEO produced excluding Alumbrera	277,808	276,341
Commercial GEO produced including Alumbrera	287,791	288,700

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the six months ended June 30,	2013	2012	2013	2012
Cost of sales (i)	$448,043	$392,866	$805	$720
Adjustments:
Chapada treatment and refining costs related to gold and copper	14,926	12,768	27	23
Inventory movements and adjustments	(14,663)	(403)	(26)	(1)
Commercial, overseas freight and other costs	(15,889)	(12,820)	(29)	(23)
Chapada copper revenue including copper pricing adjustment	(181,182)	(237,981)	(325)	(438)
Total GEO by-product cash costs (excluding Alumbrera)	$251,235	$154,430	$452	$281
Minera Alumbrera (12.5% interest) by-product cash costs	(3,641)	(3,041)	(200)	(140)
Total GEO by-product cash costs (i)	$247,594	$151,389	$430	$265
Commercial GEO produced excluding Alumbrera	556,789	545,854
Commercial GEO produced including Alumbrera	574,995	567,530
______________________________

(i)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(ii)    Reconciliation of cost of sales per the condensed consolidated interim financial statements to co-product cash costs per GEO:

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the three months ended June 30,	2013	2012	2013	2012
Cost of sales (i) (iii)	$217,301	$201,024	$782	$727
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(47,381)	(47,326)	(171)	(172)
Treatment and refining costs (“TCRC”) related to Chapada gold	927	1,276	3	5
Inventory movements and adjustments	(1,873)	1,909	(7)	7
Commercial, overseas freight and other costs	(6,685)	(5,640)	(24)	(20)
Total GEO co-product cash costs (excluding Alumbrera)	$162,289	$151,243	$583	$547
Minera Alumbrera (12.5% interest) GEO cash costs	3,780	3,505	379	284
Total GEO co-product cash costs (iii)	$166,069	$154,748	$577	$536
Commercial GEO produced excluding Alumbrera	277,808	276,341
Commercial GEO produced including Alumbrera	287,791	288,700

GEO	In thousands of United States Dollars		United States Dollars per gold equivalent ounce
For the six months ended June 30,	2013	2012	2013	2012
Cost of sales (i) (iii)	$448,043	$392,866	$805	$720
Adjustments:
Copper contained in concentrate related cash costs (excluding related TCRC’s) (ii)	(92,109)	(89,025)	(165)	(163)
Treatment and refining costs (“TCRC”) related to Chapada gold	2,180	1,992	4	4
Inventory movements and adjustments	(14,663)	(403)	(26)	(1)
Commercial, overseas freight and other costs	(15,889)	(12,820)	(29)	(23)
Total GEO co-product cash costs (excluding Alumbrera)	$327,562	$292,610	$589	$537
Minera Alumbrera (12.5% interest) GEO cash costs	7,037	6,640	387	306
Total GEO co-product cash costs (iii)	$334,599	$299,250	$582	$528
Commercial GEO produced excluding Alumbrera	556,789	545,854
Commercial GEO produced including Alumbrera	574,995	567,530
_____________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iii)    Reconciliation of cost of sales per the condensed consolidated interim financial statements to co-product cash costs per pound of copper:

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the three months ended June 30,	2013	2012	2013	2012
Cost of sales (i) (iii)	$217,301	$201,024	$7.21	$4.97
Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(161,361)	(149,967)	(5.36)	(3.71)
Treatment and refining costs (“TCRC”) related to Chapada copper	5,492	6,694	0.18	0.17
Inventory movements and adjustments	(1,873)	1,909	(0.06)	0.05
Commercial, overseas freight and other costs	(6,685)	(5,640)	(0.22)	(0.14)
Total copper co-product cash costs (excluding Alumbrera)	$52,874	$54,020	$1.75	$1.34
Minera Alumbrera (12.5% interest) copper cash costs	17,219	14,832	2.40	1.41
Total copper co-product cash costs (iii)	$70,093	$68,852	$1.88	$1.35
Commercial copper produced excluding Alumbrera (millions of lbs)	30.1	40.4
Commercial copper produced including Alumbrera (millions of lbs)	37.3	50.9

Copper	In thousands of United States Dollars		United States Dollars per pound of copper
For the six months ended June 30,	2013	2012	2013	2012
Cost of sales (i) (iii)	$448,043	$392,866	$7.79	$5.56
Adjustments:
GEO related cash costs (excluding related TCRC’s) (ii)	(325,381)	(290,618)	(5.67)	(4.11)
Treatment and refining costs (“TCRC”) related to Chapada copper	12,746	10,776	0.22	0.15
Inventory movements and adjustments	(14,663)	(403)	(0.26)	(0.01)
Commercial, overseas freight and other costs	(15,889)	(12,820)	(0.28)	(0.18)
Total copper co-product cash costs (excluding Alumbrera)	$104,856	$99,801	$1.80	$1.41
Minera Alumbrera (12.5% interest) copper cash costs	32,303	29,680	2.40	1.60
Total copper co-product cash costs (iii)	$137,159	$129,481	$1.93	$1.45
Commercial copper produced excluding Alumbrera (millions of lbs)	57.5	70.7
Commercial copper produced including Alumbrera (millions of lbs)	70.9	89.3
______________________________

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.

(ii)
Costs directly attributed to a specific metal are allocated to that metal. Costs not directly attributed to a specific metal are allocated based on relative value. As a rule of thumb, the relative value has been 80/75% copper and 20/25% gold. TCRC’s are defined as treatment and refining charges.

(iii)	Depletion, depreciation and amortization are excluded from both total cash costs and cost of sales.

(iv)    All-in sustaining cash costs per GEO on a by-product basis:

GEO	In thousands of United States Dollars		United States Dollars per GEO
For the periods ended June 30, 2013	Three months	Six months	Three months	Six months
Total GEO by-product cash costs (i)	137,090	247,594	$476	$430
General and administrative, excluding share-based compensation (ii)	31,432	62,262	109	108
Sustaining capital expenditures (ii)	87,415	185,433	304	323
Exploration and evaluation expense (ii)	7,748	14,652	27	25
Total all-in sustaining by-product cash costs per GEO	263,685	509,941	$916	$886
Commercial GEO produced including Alumbrera	287,791	574,995
___________

(i)	Chapada copper revenue credits reflected in GEO by-product cash costs.

(ii)	100% of the cost component is included.

(v)    All-in sustaining cash costs per GEO on a co-product basis:

GEO	In thousands of United States Dollars		United States Dollars per GEO
For the periods ended June 30, 2013	Three months	Six months	Three months	Six months
Total GEO co-product cash costs	166,069	334,599	$577	$582
General and administrative, excluding share-based compensation (i)	25,237	49,489	88	86
Sustaining capital expenditures (ii)	74,950	166,857	260	290
Exploration and evaluation expense (i)	7,180	13,862	25	24
Total all-in sustaining co-product cash costs per GEO	273,436	564,807	$950	$982
Commercial GEO produced including Alumbrera	287,791	574,995
___________

(i)
Chapada's general and administrative ("G&A") expense and exploration expense are allocated 20% to gold and 80% to copper, reflecting costs incurred on the related activities at Chapada. G&A and exploration expenses of all other operations are allocated 80% to gold and 20% to copper based on the relative proportions of consolidated revenues from gold and copper sales.

(ii)
Chapada's sustaining capital expenditures are allocated 20% to gold and 80% to copper, reflecting costs incurred on the related activities at Chapada. Sustaining capital expenditures of all other operations are allocated 100% to gold.

.

ADJUSTED EARNINGS OR LOSS AND ADJUSTED EARNINGS OR LOSS PER SHARE

The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) share-based payments and other compensation, (b) unrealized foreign exchange (gains) losses related to revaluation of deferred income tax asset and liability on non-monetary items, (c) unrealized foreign exchange (gains) losses related to other items, (d) unrealized (gains) losses on commodity derivatives, (e) impairment losses and reversals, (f) deferred income tax expense (recovery) on the translation of foreign currency inter-corporate debt, (g) mark-to-market (gains) losses on share-purchase warrants, (h) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments for the comparative period reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. Reconciliation of Adjusted Earnings to net earnings is provided in Section 5.1, Overview of Financial Results for the three and six months ended June 30, 2013.

ADDITIONAL MEASURES

The Company uses other financial measures the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Gross margin - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization.

•	Mine operating earnings - represents the amount of revenues in excess of cost of sales excluding depletion, depreciation and amortization and depletion, depreciation and amortization.

•	Operating earnings - represents the amount of earnings before net finance income/expense and income tax expense.

•
Cash flows generated from operations before changes in non-cash working capital — excludes the non-cash movement from period-to-period in working capital items including trade and other receivables, other assets, inventories, trade and other payables.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because gross margin excludes the non-cash operating cost item (i.e. depreciation, depletion and amortization), Cash flows generated from operations before changes in non-cash working capital excludes the non-cash movement in working capital items, mine operating earnings excludes expenses not directly associate with commercial production and operating earnings excludes finance and tax related expenses and income/recoveries. These, in management’s view, provide useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or the future prospects.

14.    SELECTED QUARTERLY FINANCIAL AND OPERATING SUMMARY

	June 30,	March 31,	December 31,	September 30,
(In thousands of United States Dollars, unless otherwise noted)	2013	2013	2012	2012
Financial results
Revenues (i)	$430,471	$534,873	$629,505	$611,807
Mine operating earnings	$118,646	$208,009	$322,082	$279,158
Net earnings	$(7,898)	$102,096	$169,161	$59,965
Adjusted earnings (ii)	$50,181	$116,980	$197,368	$177,588
Cash flows from operating activities	$195,418	$173,801	$367,881	$363,059
Cash flows generated from operations before changes in non-cash working capital items (ii)	$150,918	$214,219	$298,064	$285,696
Cash flows to investing activities	$(300,368)	$(275,452)	$(375,544)	$(619,134)
Cash flows from (to) financing activities	$150,089	$94,350	$(44,467)	$(42,678)
Per share financial results
Earnings per share
Basic	$(0.01)	$0.14	$0.23	$0.08
Diluted	$(0.01)	$0.14	$0.22	$0.08
Adjusted earnings per share (ii)
Basic and diluted	$0.07	$0.16	$0.26	$0.24
Financial position
Cash and cash equivalents	$379,817	$342,596	$349,594	$400,419
Total assets	$11,960,854	$11,806,864	$11,800,163	$11,495,917
Total long-term liabilities	$3,593,059	$3,269,266	$3,269,266	$3,248,086
Production
Commercial GEO produced (iii)	287,791	287,203	321,716	308,629
Commissioning GEO produced (iii)(iv)	7,754	4,109	1,274	1,861
Total GEO produced (iii)	295,545	291,312	322,990	310,490
By-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$476	$383	$198	$201
Co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$577	$587	$517	$531
Chapada concentrate production (tonnes)	55,511	49,591	72,518	70,151
Chapada copper contained in concentrate production (millions of pounds)	30.1	27.4	40.5	39.4
Chapada co-product cash costs per pound of copper	$1.76	$1.90	$1.38	$1.38
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	13,129	11,260	14,669	17,830
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of pounds)	7.2	6.3	8.5	10.4
Alumbrera co-product cash costs per pound of copper (ii)	2.40	2.40	2.15	1.92

Gold Equivalent Ounces Breakdown
Total gold ounces produced	257,608	248,239	276,373	266,374
Total silver ounces produced (millions of ounces)	1.9	2.2	2.3	2.2
Sales
Total GEO sales	278,909	292,039	317,615	315,972
Total gold sales (ounces)	242,416	248,766	272,524	271,380
Total silver sales (millions of ounces)	1.8	2.2	2.3	2.2
Total gold sales, excluding Alumbrera (ounces)	234,370	241,259	258,978	252,814
Chapada concentrate sales (tonnes)	50,728	55,826	69,589	69,694
Chapada payable copper contained in concentrate sales (millions of pounds)	26.7	29.1	37.3	37.1
Average realized gold price per ounce (i)	$1,385	$1,620	$1,692	$1,680
Average realized copper price per pound (i)	$3.05	$3.58	$3.54	$3.54
Average realized silver price per ounce (i)	$22.55	$29.81	$31.37	$30.76

	June 30,	March 31,	December 31,	September 30,
(in thousands of United States Dollars)	2012	2012	2011	2011
Financial results
Revenues (i)	$535,705	$559,745	$568,754	$555,211
Mine operating earnings	$239,896	$280,134	$296,759	$272,163
Net earnings	$42,913	$170,025	$89,599	$115,766
Adjusted earnings (ii)	$134,887	$184,306	$184,242	$190,265
Cash flows from operating activities	$139,213	$287,902	$338,850	$342,268
Cash flows generated from operations before changes in non-cash working capital items (ii)	$240,767	$220,417	$320,434	$330,522
Cash flows to investing activities	$(247,177)	$(256,173)	$(315,505)	$(210,843)
Cash flows (to) from financing activities	$(48,636)	$282,181	$(38,415)	$(60,414)
Per share financial results
Earnings per share
Basic and diluted	$0.06	$0.23	$0.12	$0.16
Adjusted earnings per share (ii)
Basic and diluted	$0.18	$0.25	$0.25	$0.26
Financial position
Cash and cash equivalents	$698,884	$867,577	$550,438	$570,489
Total assets	$11,190,392	$11,238,213	$10,769,940	$10,552,031
Total long-term liabilities	$3,150,730	$3,117,393	$2,783,786	$2,794,933
Production
Commercial GEO produced	$288,700	269,873	268,480	279,274
Commissioning GEO produced	$—	8,959	8,438	—
Total GEO produced (iii)	$288,700	278,832	276,918	279,274
By-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$244	$292	$174	$94
Co-product cash costs per GEO produced, including 12.5% equity interest in Alumbrera (ii)(iii)	$536	$518	$486	$468
Chapada concentrate production (tonnes)	$71,801	53,665	81,396	74,312
Chapada copper contained in concentrate production (millions of pounds)	$40.4	30.3	45.4	41.4
Chapada co-product cash costs per pound of copper	$1.34	$1.51	$1.20	$1.45
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	$18,492	14,149	10,691	16,337
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of pounds)	$10.5	8.0	6.2	9.5
Alumbrera co-product cash costs per pound of copper (ii)	$1.41	1.85	2.59	1.58
Gold Equivalent Ounces Breakdown
Total gold ounces produced	$242,692	234,532	231,670	230,986
Total silver ounces produced (millions of ounces)	$2.3	2.2	2.3	2.4
Sales
Total GEO sales	271,683	281,721	272,491	277,528
Total gold sales (ounces)	226,521	236,990	228,539	226,157
Total Silver sales (millions of ounces)	2.3	2.2	2.2	2.6
Total gold sales, excluding Alumbrera (ounces)	223,279	228,763	218,830	214,980
Chapada concentrate sales (tonnes)	71,656	52,765	81,436	73,417
Chapada payable copper contained in concentrate sales (millions of pounds)	37.4	27.3	43.6	38.7
Average realized gold price per ounce (i)	$1,605	$1,696	$1,670	$1,697
Average realized copper price per pound (i)	$3.60	$3.73	$3.36	$3.98
Average realized silver price per ounce (i)	$26.93	$32.94	$31.29	$37.52
______________________________

(i)	Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales. Realized prices reflect continuing operations.

(ii)	A cautionary note regarding non-GAAP measures is included in Section 13 of this Management’s Discussion and Analysis of Operations and Financial Condition.

(iii)	Including commissioning gold ounces from Mercedes (Q4 2011 to Q1 2012) and Minera Florida's tailings retreatment project (Q3 2012 to Q4, 2012).

15.    DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Executive Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Conduct, our Insider Trading Policy, our Corporate Controls Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable rules of the Canadian Securities Administrators (or Canadian securities regulatory authorities). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS.  The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•
providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations.  Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

CHANGES IN INTERNAL CONTROLS

During the period ended June 30, 2013, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Executive Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between June 30, 2013 and December 31, 2012 and results of operations for the periods ended June 30, 2013 and June 30, 2012.

This Management’s Discussion and Analysis has been prepared as of July 31, 2013. The condensed consolidated interim financial statements prepared in accordance with IFRS as issued by the IASB follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the annual audited consolidated financial statements and notes thereto as at and for the year ended December 31, 2012 (collectively the “Financial Statements”). You are encouraged to review the financial statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2012 and the most recent Annual Information Form for the year ended December 31, 2012 on file with the Securities Commissions of all of the provinces in Canada, which are included in the 2012 Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in United States Dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company’s expectations in connection with the expected production and exploration, development and expansion plans at the Company's projects discussed herein being met, the impact of proposed optimizations at the Company's projects, the impact of the proposed new mining law in Brazil, and the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso, the Argentine Peso and the Mexican Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in mineral resources and mineral reserves, risks related to non-core mine disposition, risks related to acquisitions, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, risks related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation and the risk of government expropriation or nationalization of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to herein and in the Company's Annual Information Form filed for the year ended December 31, 2012 with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F for the year ended December 31, 2012 filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE REGARDING MINERAL RESERVES AND MINERAL RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2012 and other continuous disclosure documents filed by the Company since January 1, 2013 available at www.sedar.com, for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MINERAL RESERVES AND MINERAL RESOURCES

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”).  Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves, the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations.  In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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